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Exhibit 99.2

Management Proxy Circular

Notice of Annual and Special Meeting of Shareholders April 29, 2015

 NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual and Special Meeting of Shareholders of Cenovus Energy Inc. (the "Corporation") will be held on Wednesday, April 29, 2015 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada.

The purpose of the meeting is to consider and take action on the following matters:

1.
to receive the consolidated financial statements of the Corporation, together with the auditor's report thereon, for the year ended December 31, 2014;

2.
to elect directors of the Corporation;

3.
to appoint auditors of the Corporation;

4.
to approve an ordinary resolution reconfirming the Corporation's shareholder rights plan;

5.
to approve a special resolution authorizing an amendment to the Corporation's articles to change the provisions of the currently authorized preferred shares in the capital of the Corporation;

6.
to approve an ordinary resolution confirming the amendments to the Corporation's By-Law No. 1;

7.
to approve a non-binding advisory resolution on the Corporation's approach to executive compensation; and

8.
to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management proxy circular provides detailed information relating to the matters to be considered at the meeting and forms part of this notice.

You are entitled to receive notice of and vote at the meeting if you are a holder of common shares of the Corporation at the close of business on March 6, 2015. If you are a registered shareholder, you have a choice of voting by proxy on the internet, by telephone, by mail or by fax using your proxy form to appoint another person to attend the meeting and act for you, or voting in person by attending the meeting. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone, by mail or by fax and, if you want to vote in person at the meeting, you must appoint yourself as a proxyholder. Your vote will be counted, whether or not you attend the meeting, if you vote in advance of the meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting Questions & Answers section in the accompanying management proxy circular for more information on the voting methods available to you. Completed proxy forms must be received by our transfer agent and registrar, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. Calgary time on April 27, 2015 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

Your vote is important. Please read the enclosed materials carefully. If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642. An audio webcast of the meeting will be available on our website at cenovus.com.

Shareholders, proxyholders and guests will be required to present government-issued or other appropriate identification prior to being permitted to enter the meeting. The Corporation's authorized representatives may also inspect bags and shall be entitled to request that bags not be brought into the meeting.

Only shareholders and proxyholders are entitled to vote and participate in the business of the meeting. Persons who are not shareholders or proxyholders who wish to attend the meeting as a registered guest should request permission to attend in advance of the meeting via email to investor.relations@cenovus.com, by telephone to 1-403-766-7711 (toll free in Canada: 1-877-766-2066) or by mail to Investor Relations, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5. Persons not entitled or required to be present at the meeting, including registered guests, may be admitted only with the consent of the Chair of the meeting or with consent of the meeting.

By order of the Board of Directors of Cenovus Energy Inc.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 6, 2015

 INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.'s board of directors, management and employees, we invite you to attend our 2015 Annual and Special Meeting of Shareholders. The meeting will be held on Wednesday, April 29, 2015 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada. The items of business to be considered at the meeting are described in the Notice of Annual and Special Meeting of Shareholders of Cenovus Energy Inc. and accompanying management proxy circular.

Following the formal portion of the meeting, management will review our financial and operational performance during 2014, provide an overview of priorities for 2015 and open the floor to questions from shareholders. If you cannot attend the meeting, we are pleased to offer an audio webcast, available on our website at cenovus.com.

Your vote is important to us. Your vote will be counted, whether or not you attend the meeting, if you vote in advance of the meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the meeting, you may find it convenient to vote in advance.

We have included a Voting Questions & Answers section in the accompanying management proxy circular for quick reference, or you can contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642, for assistance voting using your proxy form or voting instruction form, as the case may be, or if you have questions relating to the enclosed materials.

Our 2014 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our commitment to safely and responsibly unlock energy resources the world needs.

Yours truly,

Michael A. Grandin Chair of the Board	Brian C. Ferguson President & Chief Executive Officer

 TABLE OF CONTENTS

Voting Questions & Answers	1
Business of the Meeting	5
Director Compensation	17
Executive Compensation	20
Compensation Discussion and Analysis	23
Additional Compensation Plan Information	53
Statement of Corporate Governance Practices	56
Additional Information	65
Appendix A – Amendment to Articles	A-1
Appendix B – Summary of Dissent Rights and Section 190 of the Canada Business Corporations Act	B-1
Appendix C – Amendments to By-Law No. 1	C-1
Appendix D – Board of Directors' Mandate	D-1
Advisories

 VOTING QUESTIONS & ANSWERS

This management proxy circular ("circular") is delivered in connection with the solicitation by or on behalf of management of Cenovus Energy Inc. ("Cenovus", the "Corporation", "we", "us" or "our") of proxies for use at the Annual and Special Meeting of Shareholders to be held on Wednesday, April 29, 2015 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada, for the purposes indicated in the Notice of Annual and Special Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees or agents of Cenovus. We have also retained D.F. King Canada to solicit proxies for us in Canada and the U.S. at a fee of approximately $28,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus.

Your vote is very important to us. Please read this circular carefully. If you have questions about any of the information or require assistance in completing your proxy form or your voting information form, as the case may be, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642. We encourage you to vote using any of the voting methods described below. Your completed proxy form must be received by our transfer agent and registrar, Computershare Investor Services Inc. ("Computershare") no later than 2:00 p.m. Calgary time on April 27, 2015 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

Unless otherwise stated, the information contained in this circular is given as at the close of business on March 6, 2015 and dollar amounts are expressed in Canadian dollars. As at March 6, 2015, to the knowledge of the directors and executive officers of Cenovus, no person or company beneficially owns or controls or directs, directly or indirectly, common shares of Cenovus ("Common Shares") carrying 10 percent or more of the voting rights attached to the Common Shares.

Am I entitled to vote?  You are entitled to vote if you were a holder of Common Shares as of the close of business on March 6, 2015, the record date for the meeting. Each holder is entitled to one vote for each Common Share held on such date.

What matters are to be voted on?

•
election of directors;

•
appointment of auditors;

•
reconfirmation of the shareholder rights plan;

•
amendment to the articles to change the provisions of the currently authorized preferred shares;

•
confirmation of the amendments to By-Law No. 1; and

•
non-binding advisory resolution on our approach to executive compensation.

How will these matters be decided?  A simple majority (50 percent plus one) of votes cast in person or by proxy at the meeting is required to approve each of the matters above, except for the special resolution on the amendment to the articles which must be passed by not less than two-thirds of the votes cast and the advisory resolution on executive compensation which is not binding on the Corporation.

How can I vote?  The easiest way to vote is by proxy on the internet, by telephone, by mail or by fax. You can also vote at the meeting, either in person or by appointing another person to attend the meeting and vote for you. Procedures for each voting method depend on whether you are a Registered Shareholder or a Non-Registered (Beneficial) Shareholder.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•
Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.

•
Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (your "Intermediary") holds your Common Shares.

•
For most shareholders, your proxy form or voting instruction form, as the case may be, tells you whether you are a Non-Registered (Beneficial) Shareholder. If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact our proxy solicitation agent, D.F. King Canada, toll free in North America at 1-800-622-1642.

What is the deadline for receiving my proxy form if I do not attend in person? If you are voting your Common Shares by proxy form, Computershare must receive your completed proxy form no later than 2:00 p.m. Calgary time on April 27, 2015 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

How do I vote if I am a Registered Shareholder?

•
Vote on the internet: Go to the website indicated on the proxy form and follow the instructions. You will need your control number which is noted on your proxy form.

•
Vote by telephone: Call 1-866-732-VOTE (8683) (toll-free in North America) and follow the voice instructions. You will need your control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•
Vote by mail: Complete, sign and date your proxy form and return it to Computershare in the envelope provided. Please see "How do I complete the proxy form?" for more information.

•
Vote by fax: Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America). Please see "How do I complete the proxy form?" for more information.

•
Vote in person: You do not need to complete or return your proxy form. Please identify yourself as a Registered Shareholder to a Computershare representative before entering the meeting to register your attendance.

How do I vote by proxy if I am a Non-Registered (Beneficial) Shareholder?

•
You will receive a voting instruction form from your Intermediary asking for your voting instructions before the meeting. Each voting instruction form has its own instructions about how to complete, sign and return the voting instruction form and how to appoint a proxyholder. You should follow these instructions carefully to ensure your Common Shares are voted in accordance with your instructions. Please contact your Intermediary if you did not receive a request for voting instructions.

•
Vote by proxy: In most cases, a voting instruction form allows you to provide your voting instructions on the internet, by telephone, by mail or by fax. If you have the option of providing your voting instructions on the internet or by telephone, go to the website or call the number, as the case may be, indicated on your voting instruction form and follow the instructions. You will need your control number which is noted on your voting instruction form.

•
Vote in person: You can vote your Common Shares in person at the meeting if you appoint yourself as the proxyholder for your Common Shares before the meeting by printing your name in the space provided on your voting instruction form and returning the completed form in accordance with its instructions. Your voting instruction form must be submitted in sufficient time to allow your voting instructions to be received by Computershare no later than 2:00 p.m. Calgary time on April 27, 2015 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Before the meeting begins, you must identify yourself to a representative of Computershare at the table identified as "Shareholder Registration".

How do I complete the proxy form?

•
When you sign the proxy form, you authorize appointees, Michael A. Grandin, Chair of our board of directors, or failing him, Brian C. Ferguson, President & Chief Executive Officer and a member of our board of directors, to vote your Common Shares for you at the meeting according to your instructions. The Common Shares represented by a proxy form will be voted for or against or withheld from voting, as applicable, in accordance with your instructions on any ballot that may be called for at the meeting. If you specify a choice with respect to any matter to be acted upon at the meeting, your Common Shares will be voted accordingly.

•
You have the right to appoint the person of your choice (referred to as a "proxyholder"), who does not need to be a shareholder, to attend and act on your behalf at the meeting. The directors who are named on the enclosed proxy form will be your proxyholders and vote your Common Shares for you, unless you appoint someone else to be your proxyholder. If you wish to appoint a person other than the directors that appear on the enclosed proxy form, follow the steps below:

•
If you are submitting your proxy on the internet, follow the instructions on the website on how to appoint someone else as your proxyholder. If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder. If you are submitting your proxy by mail or fax, write the name of the person you are appointing as proxyholder in the space provided.

•
Make sure the person you appoint is aware that he or she has been appointed and planning to attend the meeting.

•
On arrival at the meeting, the proxyholder should identify themselves as a proxyholder to a representative of Computershare at the table identified as "Shareholder Registration".

  If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item described above and on any other matter that may properly come before the meeting and in respect of which you are entitled to vote.

•
If you are an individual shareholder, you or your authorized attorney must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

•
Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so it is received no later than 2:00 p.m. Calgary time on April 27, 2015 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

If you need help completing your proxy form, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

How will my Common Shares be voted if I vote by proxy?

•
You can choose to vote "For" or "Withhold" your vote from the election of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditors.

•
You can choose to vote "For" or "Against" the reconfirmation of the shareholder rights plan, the amendment to the articles to change the provisions of the currently authorized preferred shares, the confirmation of the amendments to By-Law No. 1 and the non-binding advisory resolution on the Corporation's approach to executive compensation.

•
If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast FOR the election of the persons nominated for election as directors, FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the reconfirmation of the shareholder rights plan, FOR the amendment to the Corporation's articles to change the provisions of the currently authorized preferred shares, FOR the confirmation of the amendments to By-Law No. 1 and FOR the Corporation's approach to executive compensation.

How do I change or revoke my vote?

Registered Shareholders can change a vote previously made by proxy by:

•
completing a proxy form that is dated later than a previously submitted proxy, provided the new form is received by Computershare no later than 2:00 p.m. Calgary time on April 27, 2015 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting;

•
voting again on the internet or by telephone no later than 2:00 p.m. Calgary time on April 27, 2015 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting; or

•
voting in person at the meeting, in which case, on arrival at the meeting, the proxyholder must identify themselves as a proxyholder to a representative of Computershare at the table identified as "Shareholder Registration".

Registered Shareholders can revoke a vote previously made by proxy:

•
by sending a notice of revocation in writing to the attention of our Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5, so it is received by the close of business Calgary time on April 28, 2015 or, in the case of any adjournment or postponement of the meeting, on the business day immediately preceding the adjourned or postponed meeting;

•
by giving a notice of revocation in writing to the Chair of the meeting on the day of, but prior to the commencement of, the meeting or any adjournment or postponement of the meeting; or

•
in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary's instructions.

How are the votes counted?  Each shareholder is entitled to one vote for each Common Share held as of March 6, 2015 on all matters proposed to come before the meeting. As of March 6, 2015, there were 824,603,201 issued and outstanding Common Shares.

Computershare counts and tabulates the votes. It does this independently of Cenovus to make sure the votes of shareholders are confidential. Computershare refers proxy forms to Cenovus only when (i) it is clear that a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) the law requires it.

 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2014 and the auditor's report thereon are included in our 2014 Annual Report, which is available on our website at cenovus.com.

ELECTION OF DIRECTORS

Cenovus's articles provide that there must be at least three and no greater than 17 directors. There are currently nine directors. In accordance with our by-laws, the board of directors of Cenovus (the "Board" or the "Board of Directors") has determined that ten directors will be elected at the meeting. Shareholders will be asked at the meeting to elect as directors each of the ten nominees listed below. All of the proposed nominees, other than Steven F. Leer, were originally appointed as members of the Board effective November 30, 2009 pursuant to a plan of arrangement completed under Section 192 of the Canada Business Corporations Act involving Encana Corporation ("Encana") and Cenovus (the "Arrangement"). All of the proposed nominees, other than Mr. Leer, were duly elected as directors at the annual meeting of shareholders held on April 30, 2014. Mr. Leer is a new nominee who has not yet joined the Board. Each director will be elected to hold office until the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated. Unless instructed otherwise, the persons named in the accompanying proxy form intend to vote FOR the election of the nominees whose names appear below under Nominees for Election.

Our Policy on Directors' Voting Procedures (the "Majority Voting Policy"), which was initially adopted by the Board in 2009, provides, in an uncontested election of directors, if any nominee does not receive a greater number of votes "for" than votes "withheld" from his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. The Majority Voting Policy requires such a director to tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee will expeditiously consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of exceptional circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board will make its decision to accept or reject the resignation within 90 days after the date of the relevant shareholder meeting. Cenovus will promptly issue a news release regarding the Board's decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision. The Board may fill the vacancy in accordance with the Cenovus by-laws and applicable corporate law. Shareholders should note that, as a result of the Majority Voting Policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election. The Majority Voting Policy is available on our website at cenovus.com.

Nominees for Election

Ralph S. Cunningham Age: 74 Houston, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 157,673
Mr. Cunningham is Chairman of TETRA Technologies, Inc., a publicly traded energy services and chemicals company. Mr. Cunningham served as Chairman of Enterprise Products Holdings, LLC, the successor general partner of Enterprise Products Partners L.P., a publicly traded midstream energy limited partnership, from November 2010 to February 2013, and as a director from February 2013 to April 2014; as a director and President & Chief Executive Officer of EPE Holdings, LLC, the sole general partner of Enterprise GP Holdings L.P., a publicly traded midstream energy holding company from August 2007 to November 2010; as a director of Enterprise Products GP,  LLC, the general partner of Enterprise Products Partners, L.P. from December 2005 to May 2010; as a director of LE GP, LLC, the general partner of Energy Transfer Equity, L.P., a publicly traded midstream energy limited partnership from December 2009 to November 2010; as a director of DEP Holdings, LLC, the sole general partner of Duncan Energy Partners L.P., a publicly traded midstream energy company from August 2007 to May 2010; and as a director of Agrium Inc., a publicly traded agricultural chemicals company from December 1996 to April 2013. He is also a member of the Auburn University Chemical Engineering Advisory Council and the Auburn University Engineering Advisory Council.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Human Resources and Compensation Committee	7 of 7
	Nominating and Corporate Governance Committee	5 of 5
	Safety, Environment and Responsibility Committee (Chair)	3 of 3
	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	503,974,680	95.94%
	Votes Withheld:	21,313,520	4.06%

Patrick D. Daniel Age: 68 Calgary, Alberta, Canada Independent Common Shares(1): 39,348 DSUs(2): 157,306
Mr. Daniel is a director of Canadian Imperial Bank of Commerce; and Capital Power Corporation, a publicly traded North American power producer; and Chair of the North American Review Board of American Air Liquide Holdings, Inc., a subsidiary of a publicly traded industrial gases service company. Mr. Daniel served as a director of Enbridge Inc., a publicly traded energy delivery company from April 2000 to October 2012. During his tenure with Enbridge, he also served as President & Chief Executive Officer from January 2001 to February 2012 and as Chief Executive Officer from February 2012 to October 2012. He is also a member of the Association of Professional Engineers and Geoscientists of Alberta and chairs a campaign for the Alberta Cancer Foundation to build a new cancer hospital in Calgary.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee	5 of 5
	Human Resources and Compensation Committee	7 of 7
	Nominating and Corporate Governance Committee	5 of 5
	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	507,667,153	96.65%
	Votes Withheld:	17,621,472	3.35%

Ian W. Delaney Age: 71 Toronto, Ontario, Canada Independent Common Shares(1): 150,000 DSUs(2): 196,700
Mr. Delaney is Chairman of The Westaim Corporation, a publicly traded investment company. Mr. Delaney served as a director of Sherritt International Corporation, a publicly traded diversified natural resource company that produces nickel, cobalt, thermal coal, oil and gas and electricity from October 1995 to May 2013. During his tenure with Sherritt, he also served as Chairman from November 1995 to May 2004, Executive Chairman from May 2004 to December 2008, Chairman and Chief Executive Officer from January 2009 to December 2011 and Chairman from January 2012 to May 2013. Mr. Delaney also served as Chairman of UrtheCast Corp. (formerly Longford Energy Inc.), a publicly traded video technology development company, from August 2012 to October 2013 and as a director of Dacha Strategic Metals Inc., a publicly traded investment company focused on the acquisition, storage and trading of strategic metals from November 2012 to September 2014.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Human Resources and Compensation Committee (Chair)	7 of 7
	Nominating and Corporate Governance Committee	5 of 5
	Safety, Environment and Responsibility Committee	3 of 3
	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	505,472,447	96.23%
	Votes Withheld:	19,816,273	3.77%

Brian C. Ferguson(3) Age: 58 Calgary, Alberta, Canada Non-Independent Common Shares(1): 140,429 DSUs(2): 133,861
Mr. Ferguson became President & Chief Executive Officer when Cenovus was formed on November 30, 2009. Mr. Ferguson is responsible for the overall leadership of Cenovus's strategic and operational performance. Prior to leading Cenovus, Mr. Ferguson was Executive Vice-President & Chief Financial Officer of Encana. His business experience includes a variety of areas in finance, business development, reserves, strategic planning, evaluations and communications. Mr. Ferguson is a Fellow of the Institute of Chartered Accountants of Alberta, a member of the Canadian Association of Petroleum Producers ("CAPP") and participates on several CAPP committees, including the Oil Sands CEO Council, a member of the Canadian Institute of Chartered Accountants ("CICA"), a director and a member of the Canadian Council of Chief Executives, Chair of the Calgary Police Foundation, and is nominated for election as a director of The Toronto-Dominion Bank at its 2015 annual meeting of common shareholders. He previously served as Chairman of CICA's Risk Oversight and Governance Board and on the board of CAPP, and is a former member of the Global Commerce Strategy Advisory Panel.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6

As a member of management, Mr. Ferguson does not serve on any standing committees of the Board.
	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	524,608,684	99.87%
	Votes Withheld:	679,610	0.13%

Michael A. Grandin Age: 70 Calgary, Alberta, Canada Independent Common Shares(1): 123,120 DSUs(2): 153,422
Mr. Grandin is the Chair of Cenovus's Board. He is also a director of BNS Split Corp. II, a publicly traded investment company; and HSBC Bank Canada. He was Chairman and Chief Executive Officer of Fording Canadian Coal Trust, a publicly traded mining trust, from February 2003 to October 2008 when it was acquired by Teck Cominco Limited. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary from April 2004 to January 2006.

	Board and Board Committees	Meeting Attendance

	Board (Chair)	6 of 6
	Audit Committee*	5 of 5
	Human Resources and Compensation Committee*	7 of 7
	Nominating and Corporate Governance Committee (Chair)	5 of 5
	Reserves Committee*	3 of 3
	Safety, Environment and Responsibility Committee*	3 of 3
* As Board Chair, Mr. Grandin is an ex officio non-voting member, by standing invitation, and may vote when necessary to achieve quorum.
	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	521,438,633	99.27%
	Votes Withheld:	3,850,086	0.73%

Steven F. Leer Age: 62 Boca Grande, Florida, U.S. Independent Common Shares(1): 2,000 DSUs(2): N/A
Mr. Leer is a lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider; a lead director of USG Corporation ("USG"), a publicly traded manufacturer and distributor of high performance building systems; and a director of Parsons Corporation, a private engineering, construction, technical, and management services firm. Mr. Leer served as Chairman of Arch Coal, Inc. ("Arch Coal"), a publicly traded coal producing company, from April 2006 to April 2014, and served as a director of Arch Coal and its predecessor company from 1992. During his tenure with Arch Coal, he also served as Chief Executive Officer from July 1997 to April 2012 and President from July 1997 to April 2006. He is a member of the Board of Trustees of Washington University in St. Louis and he is a former director of the Business Roundtable and the National Association of Manufacturers.

	Board and Board Committees	Meeting Attendance

	Board	N/A

	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	N/A	N/A
	Votes Withheld:	N/A	N/A

Valerie A.A. Nielsen Age: 69 Calgary, Alberta, Canada Independent Common Shares(1): 34,217 DSUs(2): 191,992
Ms. Nielsen was a director of Wajax Corporation, a publicly traded industrial parts and service company, from June 1995 to May 2012. She was also a member and past chair of an advisory group on the General Agreement on Tariffs and Trade ("GATT") and the North America Free Trade Agreement ("NAFTA") regarding international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002. She is also a past director of the Bank of Canada and of the Canada Olympic Committee. Ms. Nielsen is a member of the Association of Professional Engineers and Geoscientists of Alberta and the Canadian Society of Exploration Geophysicists, and has been awarded the designation of Fellow of Geoscientists Canada ("FGC").

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee	5 of 5
	Nominating and Corporate Governance Committee	5 of 5
	Reserves Committee	3 of 3
	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	524,242,426	99.80%
	Votes Withheld:	1,046,295	0.20%

Charles M. Rampacek Age: 71 Dallas, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 46,579
Mr. Rampacek is a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment; and Energy Services Holdings, LLC, a private industrial services company that was formed in 2012 from the combination of Ardent Holdings, LLC and another company. Mr. Rampacek previously served as Chair of Ardent Holdings, LLC, from December 2008 to July 2012. Mr. Rampacek also served as a director of Enterprise Products Holdings, LLC, the sole general partner of Enterprise Products Partners, L.P., a publicly traded midstream energy limited partnership from November 2006 to September 2011; and Pilko & Associates L.P., a private chemical and energy advisory company from September 2011 to February 2014. He serves on the Engineering Advisory Council for the University of Texas and the College of Engineering Leadership Board for the University of Alabama.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Nominating and Corporate Governance Committee	5 of 5
	Reserves Committee	3 of 3
	Safety, Environment and Responsibility Committee	3 of 3
	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	521,782,304	99.33%
	Votes Withheld:	3,506,127	0.67%

Colin Taylor Age: 68 Toronto, Ontario, Canada Independent Common Shares(1): 2,300 DSUs(2): 46,579
Mr. Taylor served two consecutive four-year terms as Chief Executive & Managing Partner of Deloitte & Touche LLP and then acted as Senior Counsel until his retirement in May 2008. Mr. Taylor is also a member of the Canadian Institute of Chartered Accountants and Fellow of the Institute of Chartered Accountants of Ontario.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee (Chair)	5 of 5
	Human Resources and Compensation Committee	7 of 7
	Nominating and Corporate Governance Committee	5 of 5
	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	508,122,823	96.73%
	Votes Withheld:	17,165,896	3.27%

Wayne G. Thomson Age: 63 Calgary, Alberta, Canada Independent Common Shares(1): 2,130 DSUs(2): 84,378
Mr. Thomson is a director of TVI Pacific Inc., a publicly traded international mining company; Chairman of Maha Energy Inc., a private North American oil and gas company; a director of Iskander Energy Corp., a private international oil and gas company; and Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves. Mr. Thomson served as Chief Executive Officer of Iskander Energy Corp. from November 2011 to August 2014. Mr. Thomson is a member of the Association of Professional Engineers and Geoscientists of Alberta.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Nominating and Corporate Governance Committee	5 of 5
	Reserves Committee (Chair)	3 of 3
	Safety, Environment and Responsibility Committee	3 of 3
Mr. Thomson was a paid guest at the February 11, 2014 meeting of the Audit Committee.
	Voting Results of 2014 Annual Meeting	Number	Percentage

	Votes For:	521,070,046	99.20%
	Votes Withheld:	4,208,124	0.80%

Notes:

(1)
Common Shares refers to the whole number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the nominee as at March 6, 2015. The number of Common Shares held by Mr. Ferguson includes 136,323 Common Shares directly and indirectly held and 4,106 Common Shares over which he exercises control or direction but does not include Common Shares acquired since December 31, 2014 as a result of reinvestment of dividends or company matching of personal contributions to an investment plan of five percent of base salary.
(2)
Deferred share units ("DSUs") are not voting securities. See the Director Compensation section of this circular for a description of DSUs. The number of DSUs is reported for each nominee as at March 6, 2015, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Ferguson were attained as an officer of Cenovus and not in his role as director. Mr. Leer is not currently eligible to hold DSUs as he is not a member of the Board or an employee of Cenovus.
(3)
See the Executive Compensation section of this circular for detailed information relating to Mr. Ferguson's compensation as an officer of Cenovus.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions  To our knowledge, none of our director nominees is, as at the date of this circular, or has been, within 10 years before the date of this circular, a director, chief executive officer or chief financial officer of any company that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") and that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, other than as described below, none of our director nominees: (a) is, as at the date of this circular, or has been within 10 years before the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

To our knowledge, none of our director nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder deciding whether to vote for a proposed director.

Mr. Delaney was a director of OPTI Canada Inc. ("OPTI") when it commenced proceedings for creditor protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") on July 13, 2011. Ernst & Young Inc. was appointed as monitor of OPTI. On November 28, 2011, OPTI announced that it had closed a transaction whereby a subsidiary of CNOOC Limited acquired all of the outstanding securities of OPTI pursuant to a plan of arrangement under the CCAA and the Canada Business Corporations Act.

On June 25, 2001, USG and 10 of its subsidiaries filed for reorganization under Chapter 11 of the Bankruptcy Code (U.S.). On June 20, 2005, Mr. Leer joined the board of directors of USG. On February 17, 2006, USG announced a joint plan of reorganization pursuant to which all creditors would be paid in full. On June 20, 2006, the plan received court approval and USG and those subsidiaries emerged from bankruptcy.

Mr. Rampacek was the Chairman and President & Chief Executive Officer of Probex Corporation ("Probex") in 2003 when it filed a petition seeking relief under Chapter 7 of the Bankruptcy Code (U.S.). In 2005, as a result of the bankruptcy, two complaints seeking recovery of certain alleged losses were filed against former Probex officers and directors, including Mr. Rampacek. These complaints were defended by American International Group, Inc. ("AIG") in accordance with the Probex director and officer insurance policy and settlement was reached and paid by AIG, with bankruptcy court approval, in 2006. An additional complaint was filed in 2005 against noteholders of certain Probex debt, of which Mr. Rampacek was a party. A settlement of $2,000 was reached, with bankruptcy court approval, in 2006.

 APPOINTMENT OF AUDITORS

The Board of Directors unanimously recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP have been our auditors since November 30, 2009.

The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2014 and 2013.

($ thousands)	2014	2013

Audit Fees	2,597	2,460
Audit-Related Fees	202	342
Tax Fees	110	374
All Other Fees	6	3

Total	2,893	3,179

Audit Fees  consist of the aggregate fees billed for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees  consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to Cenovus's debt shelf prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board.

Tax Fees  consist of the aggregate fees billed for tax compliance, tax advice and tax planning. The services provided in this category primarily included support of scientific research and experimental development claims for Cenovus and FCCL Partnership, a partnership of which a Cenovus subsidiary is the operator and holds a 50 percent partnership interest.

All Other Fees  consist of subscriptions to auditor-provided and supported tools.

RECONFIRMATION OF THE CENOVUS SHAREHOLDER RIGHTS PLAN

Background

In connection with the Arrangement, a shareholder rights plan for Cenovus (the "Cenovus Shareholder Rights Plan") was adopted as of October 20, 2009 and subsequently amended and restated as of November 30, 2009. In 2012, Cenovus shareholders approved various amendments, a restatement and a continuation of the Cenovus Shareholder Rights Plan for an additional three years.

Shareholders will be asked at the meeting to consider and, if deemed appropriate, approve an ordinary resolution, the text of which is set forth below (the "Rights Plan Resolution"), to reconfirm the Cenovus Shareholder Rights Plan. For the Cenovus Shareholder Rights Plan to continue in effect after the meeting, it must be reconfirmed by a simple majority of votes cast by the Independent Shareholders at the meeting. "Independent Shareholders" is defined in the Cenovus Shareholder Rights Plan, in effect, as all holders of Common Shares, excluding any Acquiring Person (as defined in the Cenovus Shareholder Rights Plan), any person that is making or has announced a current intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of Cenovus unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted. As of March 6, 2015, Cenovus is not aware of any shareholders that would be excluded from the vote on the basis that such holder is not an Independent Shareholder. If the Rights Plan Resolution is not approved, the Cenovus Shareholder Rights Plan will terminate on April 29, 2015.

 Purpose of the Cenovus Shareholder Rights Plan

The primary objectives of the Cenovus Shareholder Rights Plan are to provide every shareholder with an equal opportunity to participate in a take-over bid made for Cenovus and to provide the Board, should it so decide in the exercise of its fiduciary duty, with sufficient time to explore and develop all options for maximizing shareholder value if such a bid is made. The Cenovus Shareholder Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Cenovus Shareholder Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

 Summary of the Cenovus Shareholder Rights Plan

The terms of the Cenovus Shareholder Rights Plan are set out in the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2012 between the Corporation and Computershare Trust Company of Canada as rights agent. A shareholder or any other interested party may obtain a copy of the agreement by accessing it on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on our website at cenovus.com, or by contacting Christine Lee, Assistant Corporate Secretary of Cenovus at (403) 766-2000 or by fax at (403) 766-7600.

The following is a summary of the principal terms of the Cenovus Shareholder Rights Plan.

Term  The Cenovus Shareholder Rights Plan is subject to the shareholders reconfirming such plan by a majority vote at every third Cenovus annual shareholder meeting. On this basis, the Cenovus Shareholder Rights Plan is being presented at the meeting for reconfirmation and will expire if the reconfirmation is not approved at the meeting. If any such reconfirmation is not obtained, the Cenovus Shareholder Rights Plan will then cease to have effect.

Issue of Rights  On the effective date of the Cenovus Shareholder Rights Plan, one right ("Right") was issued and attached to each Common Share and will attach to each Common Share subsequently issued.

Rights Exercise Privilege  The Rights will separate from the Common Shares and will be exercisable 10 trading days (the "Separation Time"), unless delayed by the Board, after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Cenovus Shareholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of a Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of Common Shares at a 50 percent discount to their market price.

The issue of the Rights is not, and was not, initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of Cenovus on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements  A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Subject Bid") without a Flip-in Event occurring. Any such agreement must be publicly disclosed and permit the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much as, or more than a specified amount, which may not be greater than seven percent. The definition of "Lock-Up Agreement" provides that no "break up" fees or other penalties that exceed, in the aggregate, the greater of 2.5 percent of the price or value of the consideration payable under the Subject Bid and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Common Shares to the Subject Bid.

Certificates and Transferability  Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements  The requirements for a Permitted Bid include the following:

  •
  the take-over bid must be made by way of a take-over bid circular;

  •
  the take-over bid must be made to all holders of Common Shares;

  •
  the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50 percent of the Common Shares held by Independent Shareholders have been tendered to the takeover bid and not withdrawn; and

  •
  if more than 50 percent of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for tenders of Common Shares for not less than 10 business days from the date of such public announcement.

The Cenovus Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a

Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver  The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Cenovus Shareholder Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for Cenovus made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Cenovus Shareholder Rights Plan has been waived.

Redemption  The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Common Share. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendments  The Board, with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may amend the Cenovus Shareholder Rights Plan. The Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or the holders of Rights, as the case may be), may make amendments to the Cenovus Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

Duties of the Board  The Cenovus Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of Cenovus. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers  Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Proposed Reconfirmation of the Cenovus Shareholder Rights Plan Agreement

The terms of the Cenovus Shareholder Rights Plan require that the agreement be reconfirmed by a simple majority of shareholders every three years. If it is not reconfirmed, the Cenovus Shareholder Rights Plan Agreement and all associated rights will terminate on April 29, 2015 as of the date of the annual meeting at which the Cenovus Shareholder Rights Plan is required to have been reconfirmed.

The Board of Directors unanimously recommends that shareholders vote in favour of the Rights Plan Resolution. The text of the Rights Plan Resolution, subject to such amendments, variations or additions as may be approved at the meeting, is set forth below:

Proposed Resolution

"RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES THAT:

  1.
  The Amended and Restated Shareholder Rights Plan Agreement (the "Cenovus Shareholder Rights Plan") dated as of April 25, 2012 between Cenovus Energy Inc. (the "Corporation") and Computershare Trust Company of Canada, as described in the Corporation's Management Proxy Circular dated March 6, 2015 and delivered in advance of the 2015 annual and special meeting of shareholders, is reconfirmed.

  2.
  Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the "Instruments") and do, or cause to be done, all such other acts and things (herein "Acts") as may be necessary for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized."

Unless instructed otherwise, the persons named in the accompanying proxy form intend to vote FOR the Rights Plan Resolution.

 AMENDMENT TO THE ARTICLES TO CHANGE THE PROVISIONS OF THE PREFERRED SHARES

Shareholders will be asked at the meeting to consider and, if deemed appropriate, pass a special resolution (the "Preferred Share Resolution") approving an amendment to Cenovus's articles (the "Articles") to change the provisions of the Corporation's currently authorized First Preferred Shares (the "First Preferred Shares") and Second Preferred Shares (the "Second Preferred Shares" and, together with the First Preferred Shares, the "Preferred Shares") as described in more detail below. The Board is of the view that such amendment is in the best interests of the Corporation and will provide greater flexibility in the Corporation's capital structure and raising future capital.

Cenovus's Current Authorized Capital Structure

Cenovus's Articles currently authorize the issuance of an unlimited number of Common Shares, and an unlimited number of Preferred Shares. Share conditions on the Preferred Shares limit the issue of such shares, providing that the Board may not issue First Preferred Shares or Second Preferred Shares if by so doing the aggregate amount payable to the holders of such First Preferred Shares or Second Preferred Shares, as the case may be, as a return of capital in the event of the Corporation's liquidation, dissolution or winding up or any other distribution of the Corporation's assets among shareholders for the purpose of winding up the Corporation's affairs, would exceed $500 million (the "Existing Restriction"). As of March 6, 2015, there were 824,603,201 Common Shares and no Preferred Shares outstanding.

Preferred Shares may be issued in one or more series. The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. The First Preferred Shares are entitled to priority over the Second Preferred Shares and the Common Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation's affairs. The Second Preferred Shares rank junior to the First Preferred Shares, but are entitled to priority over the Common Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation's affairs.

Nature of Proposed Amendment

The Board considers it to be in the Corporation's best interests to amend the Articles by deleting the Existing Restriction and substituting for it a limitation on the issue of Preferred Shares such that the Board may not issue First Preferred Shares or Second Preferred Shares if by so doing the aggregate number of First Preferred Shares and Second Preferred Shares that would then be outstanding would exceed 20 percent of the aggregate number of Common Shares then outstanding (the "Proposed Restriction"). No additional amendments are being proposed to the Preferred Shares.

The Preferred Shares provide Cenovus flexibility in its capital structure and in raising future capital. The ability of the Board to issue Preferred Shares permits Cenovus to negotiate with potential investors regarding the rights and preferences of a series of Preferred Shares that may be issued to meet market conditions and financing opportunities as they arise. The Preferred Shares may be used by Cenovus for any appropriate corporate purpose including, without limitation, public or private financing transactions or issuance as a means of obtaining additional capital for use in Cenovus's business and operations or in connection with acquisitions of other businesses or properties. Cenovus does not intend to use Preferred Shares as a defensive tactic to block take-over bids.

The proposed amendment to the Articles do not affect the voting rights attached to Preferred Shares, which are very limited. Holders of Preferred Shares as a class are not entitled, and under the proposed amendment will continue to be not entitled, to vote at any meeting of Cenovus shareholders (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares or Second Preferred Shares or a series thereof, as the case may be), unless the Board determines prior to the issuance of any particular series of Preferred Shares that the holders of such series will be entitled to certain voting rights in circumstances where Cenovus fails to pay dividends on that series of Preferred Shares for any period as determined by the Board.

The restrictions and limitations on Preferred Shares set out in the Proposed Restriction and the related proposed amended and restated Articles, particularly with respect to the limitation on the number of Preferred Shares that may be issued and limitation on voting rights, distinguish the Preferred Shares under the proposed amendment from a structure that is sometimes called "blank cheque" preferred shares.

Having access to a sufficient amount of share capital is important for efficient management of Cenovus's business and operations. Although it is critical to maintain an appropriate restriction on the Board's authority to issue Preferred Shares, the Existing Restriction unduly limits the Corporation's flexibility to raise capital and is inconsistent with current market standards.

Accordingly, the Board proposes to replace the Existing Restriction with the Proposed Restriction. The Board believes such change will increase the Corporation's flexibility in raising capital, will more closely align the Corporation's share provisions with those of its peers, is in the interests of good corporate governance and is consistent with the intended purpose of the Preferred Shares.

Text of Amendment

The foregoing discussion of the proposed amendment to Cenovus's Articles is an overview only. The full text of the proposed amendment should be referenced, and is set forth in the Schedule of Share Capital of Cenovus Energy Inc. attached as Appendix A to this circular.

A Shareholder or any other interested party may obtain a copy of the Corporation's Articles on SEDAR at www.sedar.com, EDGAR at www.sec.gov or on our website at cenovus.com, or by contacting Christine Lee, Assistant Corporate Secretary of Cenovus at (403) 766-2000 or by fax at (403) 766-7600.

Approval Requirements

Pursuant to the Canada Business Corporations Act, the Preferred Share Resolution must be passed by not less than two-thirds of the votes cast in respect of the special resolution at the meeting by holders of Common Shares.

The Board of Directors unanimously recommends that shareholders vote in favour of the Preferred Share Resolution. The text of the Preferred Share Resolution, subject to such amendments, variations or additions as may be approved at the meeting, is set forth below:

Proposed Resolution

"RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES THAT:

1.
The articles of Cenovus Energy Inc. (the "Corporation") be amended by deleting the Existing Restriction (as defined in the Corporation's Management Proxy Circular (the "Circular") dated March 6, 2015) in respect of each of the First Preferred Shares and Second Preferred Shares in the capital of the Corporation and substituting therefor the Proposed Restriction (as defined in the Circular), as further described in the Circular, such that the authorized share capital of the Corporation shall be amended to read as set out in the Schedule of Share Capital of the Corporation attached to the Circular as Appendix A.

2.
Notwithstanding the foregoing, the Board of Directors of the Corporation is hereby authorized, without further approval of or notice to the shareholders of the Corporation, to revoke this special resolution at any time.

3.
Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the "Instruments") and do, or cause to be done, all such other acts and things (herein "Acts") as may be necessary for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized."

Unless instructed otherwise, the persons named in the accompanying proxy form intend to vote FOR the Preferred Share Resolution.

Dissent Rights

Registered Shareholders have the right to dissent from the Preferred Share Resolution pursuant to Section 190 of the Canada Business Corporations Act. The dissent procedures under Section 190 of the Canada Business Corporations Act require that a Registered Shareholder who wishes to dissent must send a written objection to the Preferred Share Resolution to Cenovus at its registered office at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5 (Attention: Corporate Secretary) at or before the annual and special meeting of shareholders to be held on Wednesday, April 29, 2015 at 2:00 p.m. Calgary time, or the time fixed for any adjournment or postponement thereof. In the event that the Preferred Share Resolution is approved, any Registered Shareholder who dissents from the Preferred Share Resolution in compliance with Section 190 of the Canada Business Corporations Act, will be entitled, when the amendment to the Corporation's articles contemplated by the Preferred Share Resolution becomes effective, to be paid the fair value of the Common Shares held by such Registered Shareholder. Shareholders are cautioned that fair value could be determined to be less than the trading price of the Common Shares on the Toronto Stock Exchange or the New York Stock Exchange as of the close of business on the day before the Preferred Share Resolution is adopted.

Non-Registered (Beneficial) Shareholders will not be entitled to exercise the right to dissent from the Preferred Share Resolution directly. Any Non-Registered (Beneficial) Shareholder who wishes to dissent from the Preferred Share Resolution should immediately contact the Intermediary with whom such shareholder deals in respect of such shareholder's Common Shares.

A summary of the dissenting shareholder provisions of the Canada Business Corporations Act and the principal Canadian federal income tax considerations relating thereto as well as a copy of the full text of Section 190 of the Canada Business Corporations Act are set forth in Appendix B to this management proxy circular. The dissenting shareholder provisions of the Canada Business Corporations Act are technical and complex. It is recommended that any Registered Shareholder wishing to exercise such shareholder's right to dissent seek legal advice, as failure to strictly comply with requirements set forth in Section 190 of the Canada Business Corporations Act may prejudice such shareholder's right to dissent.

AMENDMENTS TO BY-LAW NO. 1

Shareholders will be asked at the meeting to consider and, if deemed appropriate, pass an ordinary resolution confirming certain amendments to the Corporation's By-Law No. 1 (the "By-Law Amendment Resolution").

Background

By-Law No. 1 sets forth the general rules that regulate the business and affairs of the Corporation, including the framework for the execution of documents on behalf of the Corporation, the borrowing powers of the Board, procedural matters relating to Board meetings, procedural matters relating to shareholder meetings, the appointment of officers, the division of the business and operations of the Corporation into divisions and units, the indemnification of directors and officers, the payment of dividends, and communications between the Corporation and shareholders.

Nature of Amendments

Pursuant to the Canada Business Corporations Act, the Board adopted amendments to the Corporation's By-Law No. 1, effective December 10, 2014, and is required to submit the same to Cenovus's shareholders at the meeting for confirmation. The amendments consist of new Section 5.03, which establishes a framework for advance notice of nominations of directors by shareholders (the "Advance Notice Requirements"), and certain housekeeping changes to other sections.

Advance Notice Requirements  Part Five – "Meeting of Shareholders" of the Corporation's By-Law No. 1 has been amended to add a new Section 5.03 entitled "Advance Notice of Nomination of Directors" which, among other things, fixes a deadline by which holders of record of Common Shares must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Amending the Corporation's By-Law No. 1 to include the Advance Notice Requirements is consistent with an established corporate governance trend among Canadian public companies and was made in furtherance of the Board's commitment to: (i) facilitating an orderly and efficient annual general meeting of shareholders or, where the need arises, special meeting of shareholders; and (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees to make an informed vote. As a whole, the Advance Notice Requirements are intended to provide shareholders, directors and management of the Corporation with a clear and reasonable framework for nominating directors.

Housekeeping Changes  The housekeeping changes consist of amendments to:

•
make consistent the procedures for voting at a meeting of shareholders by a show of hands and by ballot (Section 5.09);

•
modernize the procedures for paying dividends to shareholders by electronic transfer of funds (Section 10.02 and 10.03);

•
update the limitation period for unclaimed dividends to reflect applicable legislation (Section 10.04); and

•
modernize the procedures for giving notice to facilitate use of electronic communication (Section 11.01).

Text of Amendments

The foregoing discussion of the proposed amendments to the Corporation's By-Law No. 1 is an overview only. The full text of new Section 5.03 containing the Advance Notice Requirements and the sections amended by the housekeeping changes is set forth in Appendix C to this circular.

In addition, a Shareholder or any other interested party may obtain a copy of the Corporation's By-Law No. 1, as amended on December 10, 2014, by accessing it on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on our website at cenovus.com, or by contacting Christine Lee, Assistant Corporate Secretary of Cenovus at (403) 766-2000 or by fax at (403) 766-7600.

Approval Requirements

Pursuant to the Canada Business Corporations Act, the Board is required to submit the amendments to the Corporation's By-Law No. 1 to Cenovus's shareholders at the meeting for confirmation. If the amendments are not confirmed, the amendments will cease to be effective as of the date of the meeting.

The Board of Directors unanimously recommends that shareholders vote in favour of the By-Law Amendment Resolution. The text of the By-Law Amendment Resolution, subject to such amendments, variations or additions as may be approved at the meeting, is set forth below:

Proposed Resolution

"RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES that the amendments to By-Law No. 1 of Cenovus Energy Inc. (the "Corporation") approved by the Board of Directors at its meeting on December 10, 2014 and as described in the Corporation's Management Proxy Circular dated March 6, 2015 and delivered in advance of the 2015 annual and special meeting of shareholders, are confirmed."

Unless instructed otherwise, the persons named in the accompanying proxy form intend to vote FOR the By-Law Amendment Resolution.

SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in the Corporation's approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the "Say on Pay Policy"). The Say on Pay Policy requires an annual non-binding advisory vote on the Corporation's approach to executive compensation, commonly referred to as a "say on pay" advisory vote. The purpose of the say on pay advisory vote is to provide Board accountability to the shareholders of Cenovus for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves.

Shareholders will be asked at the meeting to vote, on an advisory basis, on the acceptance of Cenovus's approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay for performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the meeting, the Board will consult with its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board's approach to compensation in the context of those concerns. Results from the Board's review, if necessary, will be discussed in the Corporation's management proxy circular for the annual meeting of shareholders of Cenovus to be held in 2016. Shareholders who vote against the resolution may contact the Board in accordance with the Board Shareholder Communication & Engagement Policy to discuss their specific concerns. See the Statement of Corporate Governance Practices section of this circular for a description of this policy.

The Board of Directors unanimously recommends that shareholders vote in favour of the Corporation's approach to executive compensation. The text of the resolution, subject to such amendments, variations or additions as may be approved at the meeting, is set forth below:

Proposed Resolution

"RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS of Cenovus Energy Inc. (the "Corporation"), that the shareholders accept the Corporation's approach to executive compensation as disclosed in the Compensation Discussion and Analysis section in the Corporation's Management Proxy Circular dated March 6, 2015 and delivered in advance of the 2015 annual and special meeting of shareholders."

Unless instructed otherwise, the persons named in the accompanying proxy form intend to vote FOR the proposed resolution.

 DIRECTOR COMPENSATION

Bringing years of industry experience and a strong mix of skills, our Board of Directors oversees the management of our business, focused on preserving and progressing shareholder value. Director compensation is overseen by the Human Resources and Compensation Committee ("HRC Committee") of the Board as outlined in its mandate (see the following sections of this circular for additional HRC Committee information: Statement of Corporate Governance Practices (Skills Matrix and Human Resources and Compensation Committee) and Business of the Meeting (Nominees for Election)).

Director Compensation Philosophy

Cenovus's non-employee director compensation package takes into account the following elements:

•
importance of attracting experienced and skilled individuals to serve as directors;

•
alignment of our non-employee directors' interests with those of our shareholders;

•
review of the elements and level of compensation for directors of companies of comparable size and scope to Cenovus, using the same compensation peer group as for our executive officers (see the "Our Approach to Compensation" section within the Compensation Discussion and Analysis ("CD&A") section of this circular);

•
the time commitment and responsibilities assumed when serving on our Board and Board committees; and

•
the fiduciary nature of the role requiring independence of thought and action.

The compensation package, which is reviewed annually, consists of at-risk DSUs (which may only be redeemed upon the departure of the director from Cenovus), retainers and fees, and expense reimbursement. We believe that the grant of DSUs to our non-employee directors establishes important alignment of interests between directors and shareholders.

In December 2013, the HRC Committee conducted its annual director compensation review and engaged Towers Watson to provide a market update of Board member compensation. As a result of this review, the HRC Committee recommended and the Board approved the following non-employee director compensation changes which took effect on January 1, 2014, effectively reducing director compensation:

  •
  The Board Chair's annual compensation became a single annual retainer of $250,000 with no other retainers or meeting fees payable (travel and other expenses continue to be reimbursed).

  •
  The annual DSU grant for non-employee directors (excluding the Board Chair) was reduced by 1,000 DSUs to a total of 6,500 DSUs.

Compensation Structure

For 2014, the fee structure for our non-employee directors was as follows:

Amount

Board Chair
Fixed compensation
Annual retainer – Board Chair	$250,000
At-risk equity-based incentives
DSUs (units)	7,500
Non-employee Directors (excluding the Board Chair)
Fixed compensation
Annual retainer	$30,000
Supplemental fee – acting as Chair of Board committee (annual)	$7,500
Additional supplemental fee – acting as Audit Committee Chair (annual)	$7,500
Board meeting fee and committee meeting fee (per meeting)	$1,500
At-risk equity-based incentives
DSUs (units)	6,500

The annual retainers and supplemental fees are paid in quarterly installments and are pro-rated for periods of partial service.

Each non-employee director is reimbursed for travel and other expenses for attending Board or Board committee meetings. In addition, for each Board or Board committee meeting where the director is normally resident outside of western Canada, or when the location of a Board or Board committee meeting is outside of western Canada and away from the director's place of residence, an additional fee of $1,500 is paid to the director for any one travel event.

Our President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus.

Deferred Share Units

Each non-employee director is provided with an annual grant of DSUs under the Deferred Share Unit Plan for Directors of Cenovus Energy Inc. This annual grant of DSUs is made on January 1 of each year. Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Our non-employee directors also have the option to elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs.

DSUs vest when they are credited to the director's account. DSUs may only be redeemed upon the departure of the director from Cenovus, either by resignation, termination or retirement. When a director departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from the Board. The value of DSUs that may be redeemed is equal to the number of DSUs in the director's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the director in cash on an after-tax basis.

Director Compensation Table

The following table summarizes the annual compensation earned by our non-employee directors for the year ended December 31, 2014. As shown below, a significant portion of our non-employee directors' total compensation is in the form of at-risk DSUs providing important linkage to the value of Common Shares and alignment of interests with shareholders.

Name	Fees Earned ($)	Share-Based Awards(1) ($)	All Other Compensation ($)	Total ($)

Michael A. Grandin (Board Chair)	250,000	228,000(2)	5,940(6)	483,940
Ralph S. Cunningham	69,000	197,600(3)	6,000(7)	272,600
Patrick D. Daniel(4)	64,500	197,600(3)	0	262,100
Ian W. Delaney(5)	69,000	197,600(3)	7,500(7)	274,100
Valerie A.A. Nielsen(4)	60,000	197,600(3)	0	257,600
Charles M. Rampacek	57,000	197,600(3)	9,000(7)	263,600
Colin Taylor	79,500	197,600(3)	9,000(7)	286,100
Wayne G. Thomson	66,000	197,600(3)	0	263,600

Notes:

(1)
Share-Based Awards reflect the value vested during the year and is calculated as the number of units vested times the December 31, 2013 closing price of a Common Share on the Toronto Stock Exchange ("TSX") of $30.40, which is the market value of the DSUs on the vesting date. There are no unvested DSUs.
(2)
Represents the market value on the grant date of DSUs granted to our Board Chair, Mr. Grandin on January 1, 2014, which is also the vesting date of the DSUs. This amount is calculated as the number of DSUs granted on January 1, 2014 (7,500) times the closing price of a Common Share on the TSX on December 31, 2013 of $30.40.
(3)
Represents the market value on the grant date of DSUs granted to our directors (excluding the Board Chair) on January 1, 2014, which is also the vesting date of the DSUs. This amount is calculated as the number of DSUs granted on January 1, 2014 (6,500) times the closing price of a Common Share on the TSX on December 31, 2013 of $30.40.
(4)
Elected to receive 25 percent of fees earned in the form of DSUs.
(5)
Elected to receive 100 percent of fees earned in the form of DSUs.
(6)
Represents paid parking provided to our Board Chair.
(7)
Represents travel fees earned by our directors as applicable.

Share Ownership Guidelines

In carrying out its mandate, the HRC Committee reviews director share ownership and recommends to the Board for approval, director share ownership guidelines.

Each non-employee director is required to maintain certain minimum holdings of Common Shares, which may include holdings of DSUs, set by the HRC Committee. A new director would be required to achieve the share ownership guidelines within five years after the director joins the Board. The minimum holding requirement is equal to three times total compensation calculated as at December 31 and reported in Cenovus's annual management proxy circular.

As of March 6, 2015, all of our non-employee directors were in compliance with our share ownership guidelines, demonstrating their commitment to supporting and advancing Cenovus's business performance and associated shareholder value. The following table illustrates the value of their holdings and demonstrates their commitment.

	Beneficial Share Holdings(1)
Name	Common Shares ($)	DSUs(2) ($)	Total ($)	Share Ownership Guideline ($)	Status

Michael A. Grandin (Board Chair)	2,714,796	3,382,955	6,097,751	1,451,820	In compliance
Ralph S. Cunningham	0	3,476,690	3,476,690	817,800	In compliance
Patrick D. Daniel	867,623	3,468,597	4,336,220	786,300	In compliance
Ian W. Delaney	3,307,500	4,337,235	7,644,735	822,300	In compliance
Valerie A.A. Nielsen	754,485	4,233,424	4,987,909	772,800	In compliance
Charles M. Rampacek	0	1,027,067	1,027,067	790,800	In compliance
Colin Taylor	50,715	1,027,067	1,077,782	858,300	In compliance
Wayne G. Thomson	46,967	1,860,535	1,907,502	790,800	In compliance

Notes:

(1)
The value of "Beneficial Share Holdings" was determined by multiplying the number of Common Shares and DSUs held by each director as of March 6, 2015 by the closing price of a Common Share on such date of $22.05.
(2)
Holdings of DSUs include DSUs of Encana held by directors of Cenovus that were exchanged for Cenovus DSUs pursuant to the Arrangement. The fair value of the Cenovus DSUs credited to each director was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

 EXECUTIVE COMPENSATION

HUMAN RESOURCES AND COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

2014 has been a challenging year for Cenovus. As the Board of Directors of Cenovus reviewed operating performance and shareholder price performance in 2014, we identified what we believe is a disconnect between the two. In 2013 and continuing in the first half of 2014, our operating performance at Foster Creek, performance which is in management's control, had a negative impact on our share price. In the latter half of 2014, even though the operating performance of our assets including Foster Creek was strong, market forces, which are beyond management's control, impacted our share price further.

The Board believes that it is management's responsibility to address the share price underperformance and the disconnect between operating performance and share price performance, noting that some factors are within management's control and others are impacted by external factors. The Board also noted that the Cenovus share price has significantly underperformed its peers for two consecutive years.

In 2014, our Board and HRC Committee recognized the extraordinary circumstances we were facing and took action. We held our four regular HRC Committee meetings plus three special meetings to make sure that we were assessing the risk environment so that our compensation programs operate as designed and demonstrate our pay for performance philosophy.

2014 Results

Cenovus experienced significant growth in oil sands production and additions to its portfolio of regulatory-approved projects. However, with low oil prices expected to persist through 2015, Cenovus has determined to continue to build production capacity, but at a slower pace.

In 2014, Cenovus achieved 25 percent production growth from its Christina Lake and Foster Creek oil sands operations. Both Christina Lake and Foster Creek delivered reliable production with lower non-fuel operating costs per barrel and improved safety performance compared to 2013. During this period of lower oil prices expected in 2015, Cenovus is focusing on achieving additional cost savings to keep its projects among the most cost efficient in the industry.

Cash flow was down four percent from the previous year, primarily due to a significant decrease in operating cash flow from refining. Cenovus ended 2014 in a solid financial position, with free cash flow up 23 percent from 2013 (after capital investment of approximately $3.1 billion).

These operating and financial results for 2014 are reflected in the annual performance bonus analysis and the decisions of the Board regarding the annual performance bonuses of our President & Chief Executive Officer and our executive officers for the 2014 performance year.

Pay for Performance Compensation Decisions in 2014

The HRC Committee has taken an active role this year in assessing the market and operating environment in the context of our compensation decisions.

In 2014, we held special meetings of the HRC Committee to review Cenovus's total shareholder return relative to its peers. It was important to the Committee that we understood the factors impacting our share price performance relative to that of our peers so that we could make prudent and meaningful compensation decisions.

The compensation decisions in 2014 reflect an extremely dynamic environment. We are confident that the decisions the HRC Committee made are true pay for performance in a difficult time.

Our first decisions for compensation paid in 2014 were made in February 2014. It was a different time then. Oil prices were strong. Market comparisons to our peer group suggested our executive officers were paid appropriately and increases were supported by the market data. In recognition of operational challenges at Foster Creek and relative share price performance that was not meeting our expectations, our President & Chief Executive Officer recommended and our HRC Committee and Board accepted a recommendation to hold base salaries for our President & Chief Executive Officer and our executive officers at 2013 levels. This meant no change to base salaries in 2014 for our executive officers – our first step to demonstrating our core value of pay for performance.

Consistent with our compensation cycle, it was also time in February 2014 to make decisions about the grants of long-term incentives to our executive officers. Again, we assessed the market data and our competitive positioning at that time, both from a look-back perspective as well as considering future expectations on value. The HRC Committee also had undertaken a rigorous succession planning discussion in relation to our executive officers. We recognized the importance of retention in our compensation programs. Taking all these considerations into account, the HRC Committee decided to provide grants of long-term incentives to our President & Chief Executive Officer and our executive officers in February 2014 at lower estimated values than the prior year.

Finally, in February 2015 we made decisions for the annual performance bonus for the 2014 performance year and long-term incentives to be granted in 2015. The HRC Committee acknowledged it was a difficult year, both from an operating performance perspective as well as relative share performance to our peers. In recognition of the difficult time, in line with a true pay for performance approach, the decision was made to limit the annual performance bonuses of our President & Chief Executive Officer and our executive officers. This meant a reduction in bonuses from 2013 and prior performance years. Generally, our executive officers received lower scores than the approved company performance score of 135, which our Board approved for payment of bonuses to Cenovus's employees. A similar approach was taken for the 2015 long-term incentive grants – a decision being made to limit the value of the grants to less than the 2014 grant value and to hold the number of stock options to the same number of units granted in 2014, representing a lower estimated value.

The HRC Committee was firm – we needed to hold our executive officers accountable to meet our commitment to you, our shareholders, to pay for performance. Overall therefore, the total direct compensation of our President & Chief Executive Officer and our executive officers for 2014 was reduced meaningfully from 2013 levels.

What's new for 2015

We introduced changes within our compensation programs effective for 2015 that we believe continue our commitment to aligning compensation to the interests of our shareholders. The change to our long-term incentive program was the subject of one of our special meetings held in 2014.

In 2015, we will introduce relative total shareholder return as a performance measure for our grants of performance share units. We expect to finalize the approach to including relative total shareholder return in the first half of the year. This change is being made to further align the long-term incentives granted to our executive officers and employees to the experience of our shareholders.

We continued our evolution to differentiate our employees based upon how much influence they had in their roles on total corporate results. In 2013 we introduced an annual performance bonus program that differentiated between the allocation of the corporate and individual scores between levels of employees in the company. We continued our evolution to differentiate in 2014 by deciding to grant long-term incentives differently among different levels in the organization. To ensure that our executive officers are aligned to the interest of shareholders in the context of share price, we did not introduce restricted share units to our long-term incentive program at this level. Instead, acknowledging that realizable pay from stock option grants is directly aligned to the shareholder experience, we maintained grants of stock options in addition to utilizing performance share units to incent corporate performance.

Realizable Pay

Our ability to monitor our compensation decisions in the context of our pay for performance philosophy was improved by our conscious consideration of the realizable pay of our executive officers. The Summary Compensation Table on page 47 of this circular illustrates the opportunity for pay to the executive officers arising from the decisions made for the 2014 performance year. As demonstrated in the past year, that opportunity for pay has not been realized. This is most clearly shown in the "Outstanding Option-Based and Share-Based Awards" table on page 48 of this circular, where the value of all unexercised stock options for our named executive officers is zero and the market or payout value of share-based awards has decreased from 2013 due to a drop in share price from $30.40 to $23.97.

On pages 24 and 47 of this circular, the realizable pay experience of our President & Chief Executive Officer is demonstrated. The zone of alignment graph on page 24 illustrates that the decisions made for Mr. Ferguson's compensation for 2014 on a realizable pay basis are reflective of Cenovus's performance. His realizable pay is within the zone of alignment. On page 47, we also identified that for $100 of compensation opportunity provided to Mr. Ferguson, his realizable pay has actually experienced a stronger reduction than the experience of shareholders who invested $100 in Cenovus shares. While the total compensation shown in the summary compensation table for 2014 was approximately $8 million, the realizable pay value is approximately $4.8 million. Or a different way to think of it is that $100 paid to Mr. Ferguson in 2014 had a realizable value of $60 – compared to the shareholder experience where that $100 invested in Cenovus had a value of $82.

The Future

The HRC Committee is committed to working with Cenovus leadership and executive officers to ensure a strong future for Cenovus that is rewarded through a robust compensation program. We remain committed to ensure a risk management focus is taken and we will be engaging our compensation consultant Towers Watson to review and update our compensation program risk assessment in 2015.

We are confident the decisions made for 2014 compensation for our executive officers reflect our commitment to you our shareholders, to align their interests with yours and to clearly pay for the performance we have demonstrated. We expect 2015 will be a different year, with different challenges and new opportunities and we will continue our diligence in meeting your expectations. We hope you will demonstrate your confidence in us by voting in favour of our say on pay advisory vote at our annual and special meeting of shareholders in April.

Thank you for your support and for taking the time to review our CD&A.

Michael A. Grandin Chair of the Board	Ian W. Delaney Chair of the HRC Committee

 COMPENSATION DISCUSSION AND ANALYSIS

OUR EXECUTIVE OFFICERS

To ensure we meet our commitments to our shareholders, our employees and the communities in which we conduct our business, we depend on our highly-skilled, committed and experienced team of executive officers to develop and execute our strategy.

For 2014, we will report compensation for our five named executive officers (collectively our "NEOs") as follows:

Brian C. Ferguson	President & Chief Executive Officer
Ivor M. Ruste	Executive Vice-President & Chief Financial Officer
John K. Brannan	Executive Vice-President & Chief Operating Officer
Harbir S. Chhina	Executive Vice-President, Oil Sands
Robert W. Pease(1)	Executive Vice-President, Markets, Products & Transportation

Note:

(1)
Mr. Pease joined Cenovus as Executive Vice-President, Markets, Products & Transportation on June 2, 2014.

OUR COMPENSATION PHILOSOPHY

Our compensation philosophy demonstrates how we provide value to our employees and our executive officers and how we align their interests with the interests of our shareholders. Specifically:

•
Cenovus strives to be an employer of choice in the business in which it competes.

•
We pay for performance, reflecting both individual and company performance, as well as expected behaviours.

•
Our compensation includes competitive salaries, comprehensive benefits, and annual and long-term incentives.

•
We differentiate individual total compensation based on individual capability, performance and potential.

•
We consider retention when rewarding total direct compensation.

•
Compensation is designed to be competitive by positioning the total compensation of our executive officers to provide higher compensation for superior performance and to be in the top quartile of our peer group for outstanding performance. Similarly, for lesser performance, we will provide lower total compensation through our annual and long-term incentive programs.

•
We recognize that total compensation may be impacted by increases and decreases in commodity prices that may occur as a result of the cyclical nature of our business. As such, we test the total compensation of our executive officers for various performance outcomes to understand how these changes will impact compensation.

Overall, we believe our compensation philosophy demonstrates a keen focus on pay for performance.

Pay for Performance Alignment

We align our pay programs with our strategy and risk profile. The HRC Committee validates the program design through the following mechanisms:

•
Scenario testing of the compensation program.

•
Compensation program risk assessment and updates.

•
Independent advice from compensation consultants.

•
Strong understanding of Cenovus's business, operating risks and financial risks.

•
Calculation of realizable pay.

This graph, prepared by Towers Watson, illustrates the alignment between the realizable pay of Cenovus's President & Chief Executive Officer and our total shareholder return ("TSR") as compared to our compensation peers for the three year period 2012 to 2014.
As illustrated, the three year realizable pay of our President & Chief Executive Officer is within the zone of alignment, demonstrating how the decisions of the HRC Committee reflect pay for performance. That is, the realizable pay of our President & Chief Executive Officer is aligned with the Corporation's relative TSR performance.
Further discussion on realizable pay can be found following the Performance Graph section of this CD&A.

Through continued analysis of pay for performance alignment, in 2014 the HRC Committee has approved changes to our approach to compensation to further strengthen the link between pay and performance.

Changes to our Approach to Compensation

To provide for stronger alignment with our shareholders, our HRC Committee approved the introduction of relative TSR as a performance measure within the Performance Share Unit Plan for Employees, to provide a greater emphasis on relative performance. This change will be implemented for the 2015 grants of long-term incentives.

Relative performance also carried more weight in the determination of our annual performance bonus. To calculate the annual corporate award for the 2014 performance year, our company-wide scorecard explicitly includes relative performance assessments. The company-wide scorecard approach is more fully described under the Annual Performance Bonus Program section of this CD&A.

 COMPENSATION GOVERNANCE AT A GLANCE

Strong governance, pay for performance and managed risk taking are fundamental to our compensation program.

Our programs are designed to attract and retain high performing employees, align employee interests with the interests of our shareholders and manage excessive risk taking that could have a material adverse effect on the Corporation. The following table summarizes the key features of our compensation programs which are important individually, and when taken together, demonstrate our strong governance and pay for performance philosophy.

Key Governance Practices	Objectives

	Risk Mitigation	Retention	Shareholder Alignment

Compensation Programs Reflect Responsibilities and Compensation Risk of Executive Officers
The compensation programs for our executive officers reflect their responsibilities and impact on corporate results, providing for more at-risk compensation	✓	✓	✓

Payout Limits The annual performance bonus and performance share unit payout are subject to payout limits and performance thresholds	✓		✓

Share Ownership Guidelines Our executive officers are required to maintain certain minimum holdings of Common Shares, which may include holdings of DSUs	✓		✓

Option to Defer a Portion of the Annual Performance Bonus
All employees including executive officers may elect to convert a portion of their annual performance bonus to DSUs, which can only be redeemed on departure from Cenovus		✓	✓

Hedging Prohibited
Cenovus's Policy on Disclosure, Confidentiality and Employee Trading prohibits the entering into of financial derivative transactions which could result in profit from Cenovus's share price falling	✓

Impact of Improper Actions on Compensation
Our HRC Committee will utilize its discretion to adjust compensation including annual performance bonus payments and long-term incentive grants and recover payments made in cases of gross willful misconduct by our executive officers resulting in a material misstatement of our financial position	✓		✓

Policy Compliance Like all employees, on an annual basis our executive officers provide their commitment to seven key policies or practices that guide the behaviours we expect of our staff	✓

Succession Planning A fulsome succession planning process exists to support retention of key employees and plan for our future success	✓	✓

Change in Control Agreements The change in control agreements with our executive officers provide for a "double trigger" for payment of severance benefits	✓	✓

Compensation Program Risk Assessment Our compensation program risk assessment is updated every two years to ensure our compensation program does not incent undue risk taking	✓		✓

Overlap of Board Committees
Overlap of Board committee members helps to provide context in terms of compensation risk management; Board members who are not HRC Committee members are invited to and may attend the HRC Committee meetings	✓

COMPENSATION GOVERNANCE

As outlined in the Board of Directors' Mandate, the Board is responsible for approval of compensation for our President & Chief Executive Officer and the other executive officers. The HRC Committee assists the Board in carrying out its responsibilities by reviewing compensation and human resource matters in support of the achievement of the Corporation's business strategy and by making recommendations to the Board.

Our HRC Committee

Our HRC Committee is made up of independent non-employee directors who bring different perspectives, approaches and importantly great experience to the governance over our compensation program. They are highly experienced senior executives who have dealt with numerous compensation issues in the course of their careers. This experience is utilized in the oversight they provide at our HRC Committee meetings. As well, these directors bring keen experience in making decisions at a high level in corporate matters and in the areas of risk management and governance. These perspectives provide a strong level of governance and inquiry in respect of our compensation program, decisions regarding executive compensation and in the many other human resources matters they are responsible for as outlined in the HRC Committee mandate (see the Human Resources and Compensation Committee section of the Statement of Corporate Governance Practices section of this circular).

A Skills Matrix can be found in the Nominating and Corporate Governance Committee section of the Statement of Corporate Governance Practices section of this circular. Additional information regarding our HRC Committee members is provided in the individual director biographies found under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular.

As well, the following is a description of the direct experience of each of the HRC Committee members that enables them to make decisions on the suitability of the Corporation's compensation policies and practices:

Ian W. Delaney (HRC Committee Chair) – Mr. Delaney has been an HRC Committee member and the HRC Committee Chair since the formation of Cenovus in late 2009. He also was a member of the HRC committee of the predecessor company of Cenovus. In addition, over his approximately 18 year tenure with Sherritt International Corporation, Mr. Delaney was Chairman of the Board of Directors, Executive Chairman and Chairman and Chief Executive Officer, having a decision-making role in respect of compensation matters for that corporation.

Ralph S. Cunningham – Mr. Cunningham has been a member of the HRC Committee since the inception of our company in late 2009 and was a member of the HRC committee of the predecessor company of Cenovus for several years. In addition, Mr. Cunningham was a member of the Agrium Inc. Human Resources Committee. He has experience as a Board Chairman and President and Chief Executive Officer, providing him with significant experience on human resources matters.

Patrick D. Daniel – Mr. Daniel has been a member of the HRC Committee since the inception of Cenovus in late 2009. Over the approximately past 12 years, Mr. Daniel was the President and Chief Executive Officer and subsequently the Chief Executive Officer of Enbridge Inc. Mr. Daniel is also a director and sits on the Management Resources and Compensation Committee of Canadian Imperial Bank of Commerce.

Michael A. Grandin – Mr. Grandin has been the Chairman of the Board of Directors of Cenovus since its inception in late 2009 and has been a member of and was Chair of the HRC committee of its predecessor company. Mr. Grandin was also the Chairman of the Board and Chief Executive Officer of Fording Canadian Coal Trust for approximately five years.

Colin Taylor – As Chief Executive and Managing Partner of Deloitte & Touche for an eight year period, Mr. Taylor was directly responsible for human resource matters including compensation. Mr. Taylor has been a member of the HRC Committee since the inception of Cenovus in late 2009.

Executive Compensation Consultants

Since December 2009, Cenovus has engaged the services of Towers Watson, an experienced compensation consulting firm, for advice regarding the competitiveness of our compensation program as a whole. Specifically, the HRC Committee receives advice from Towers Watson on the following items:

•
Regular competitive analysis of the elements of our compensation program, including base salary, annual performance bonus program, long-term incentive program, retirement and pension benefits and other compensation.

•
Review of the objectives and principles that we use to design our compensation philosophy and program, including advice regarding our compensation and performance peer groups.

•
Information on trends and best practices in compensation philosophy and program design, using various research methods including compensation and workforce surveys.

In addition, management receives advice on the provision of comprehensive retirement programs and pension plan advice from Towers Watson, including acting as our actuary for pension plan matters and as an asset management consultant for our pension and investment plans.

Neither our Board nor HRC Committee pre-approve the services retained by management since they are standard in nature and do not present any conflicts with the services retained by the HRC Committee.

The retainer with Towers Watson includes commenting and advising on the information provided to the HRC Committee by management concerning our executive officers and particularly regarding the compensation of our President & Chief Executive Officer. As outlined by an independence letter between Towers Watson and the HRC Committee, the Towers Watson work for our HRC Committee is independent from other services provided directly to management. To ensure independence, there is a clear reporting relationship between Towers Watson and the HRC Committee, regular meetings are held between Towers Watson and the HRC Committee without management present, and executive compensation consulting advice is retained and managed directly by the Chair of the HRC Committee. In addition, the individuals at Towers Watson leading the work for the HRC Committee are not responsible for or compensated for any other work done by Towers Watson at the request of management (for example, pension and asset management advice). The HRC Committee is confident that the protocols in place are effective and that it receives independent advice from Towers Watson.

The following table provides information about the fees paid to Towers Watson in respect of its services provided to the HRC Committee and to management in respect of the years ended December 31, 2014 and December 31, 2013.

	2014 (000's)	2013 (000's)

Executive Compensation-Related Fees	$ 631	$ 451
All Other Fees	$1,670	$1,583

Executive Compensation-Related Fees consist of the aggregate fees billed by Towers Watson for services related to determining compensation for any of the Corporation's directors and executive officers and other services related to the HRC Committee executing its mandate, including a review of the performance measure utilized for long-term incentives.

All Other Fees consist of the aggregate fees billed for all other services provided by Towers Watson that are not included in Executive Compensation-Related Fees, as more specifically described above. In 2013, additional fees were paid to Towers Watson as they advised management regarding the significant change to introduce a new defined benefit component to Cenovus's pension plan. In 2014, a comprehensive long-term incentive program review was conducted with the assistance of Towers Watson, resulting in higher fees paid.

Risk and Governance

The HRC Committee's primary duties and responsibilities are to review, monitor and make recommendations to the Board with respect to compensation philosophy and compensation program design; potential risks posed to Cenovus's financial or reputational well-being by the Corporation's compensation program; director compensation; executive officer compensation, including the President & Chief Executive Officer; competitive compensation analysis; succession planning for executive officers; performance measures for short and long-term incentive plans; and pension and investment plan governance, design and funding.

It is essential that the compensation program design takes into account the risks Cenovus is exposed to in the pursuit of its strategic objectives. It is important for executive compensation to be linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental responsibility and market access. Shareholder value is increased through effective risk management and sound operational business practices and controls which are aligned to the long-term strategic objectives of the Corporation.

Compensation Risk Assessment

Towers Watson prepared a comprehensive risk assessment of Cenovus's compensation program as a whole in 2011. The risk assessment is reviewed and updated every two years, with the last review and update occurring in 2013. The objective of the review and update is to determine if there are any elements of our compensation program that could result in undue risk being undertaken and to identify any risks that are likely to have a material adverse effect on the Corporation.

Based on the 2013 updated report of Towers Watson and the key risk mitigating features assessed, it does not appear that there are any significant risks arising from Cenovus's compensation program that are reasonably likely to have a material adverse effect on the Corporation.

We continuously review our compensation programs and take into account any recommendations or commentary from this report. In 2015, we will review and update our compensation program risk assessment.

Share Ownership Guidelines

We believe it is important to closely align the interests of our executive officers with our shareholders. One key way to accomplish this is to require that our executive officers maintain certain minimum holdings of Common Shares, (which may include holdings of DSUs). The executive officer share ownership guidelines are reviewed regularly by the HRC Committee. An increase to the share ownership guidelines was implemented in December 2013, with the new guidelines to be achieved by our executive officers by December 2016. New executive officers have five years from their appointment to achieve the share ownership guidelines. All of our executive officers are in compliance with our share ownership guidelines.

The following table sets forth the share ownership guidelines and the value of the beneficial share holdings of the NEOs.

Name	Share Ownership Summary

	Share Ownership Guideline	Beneficial Share Holdings(1)	Share Ownership Multiple	Status

Brian C. Ferguson	5x base salary	$7,634,520	5.65	In compliance
Ivor M. Ruste	2.5x base salary	$1,685,829	2.85	In compliance
John K. Brannan	4x base salary	$3,419,181	4.49	In compliance
Harbir S. Chhina	2.5x base salary	$11,070,096	17.03	In compliance
Robert W. Pease	2.5x base salary	$64,607	0.10	In compliance(2)

Note:

(1)
The value of "Beneficial Share Holdings" was determined using the greater of the NEOs purchase price or the closing price of Common Shares on March 6, 2015.
(2)
Mr. Pease has until June 2019 to achieve the guideline of 2.5 times annual base salary.

Policy Compliance

Like all employees, on an annual basis our executive officers provide their commitment to seven key policies or practices that guide the behaviours we expect of our staff. Six of the seven key policies and practices are: Corporate Responsibility Policy, Code of Business Conduct & Ethics, Alcohol & Drug Policy, Non-Harassment Practice, Intellectual Property Practice and Records and Information Management Policy.

The seventh policy that our executive officers and directors are subject to and which they evidence their commitment to annually is our Policy on Confidentiality, Disclosure and Employee Trading. This policy includes a provision prohibiting their ability to enter into financial derivative transactions which could result in profit from Cenovus's share price falling. Prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the executive officer or director.

These policies contribute to a strong corporate culture which serves to protect and enhance Cenovus's reputation and contribute to the creation of long-term shareholder value.

Say on Pay vote

In 2010, to enhance transparency regarding our Board's philosophy, principles and approach to executive compensation, our Board adopted a Shareholder Advisory Vote on Executive Compensation Policy. In 2012, this policy was amended to provide for a "say on pay" non-binding advisory vote to be held each year at our annual meeting of shareholders. Since we introduced a say on pay advisory vote, we have successfully achieved over an 88 percent vote in favour of the components of our compensation program. Our HRC Committee continues to assess and review our compensation programs so we can continue to meet the expectations of our shareholders and achieve strong results from our annual say on pay advisory vote.

The full text of our Shareholder Advisory Vote on Executive Compensation Policy (our "Say on Pay Policy") is available on our website at cenovus.com. For more information on our Say on Pay Policy, see the Shareholder Advisory Vote on Executive Compensation section in this circular.

OUR APPROACH TO COMPENSATION

Competitive Compensation Levels

We participate in annual compensation surveys that are conducted by various compensation consulting firms to monitor how our compensation compares to our compensation peer group. These surveys are useful for determining compensation trends and provide guidance to assist in determining how well we are meeting our compensation program principles.

We target to have the total direct compensation (base salary, annual performance bonus and long-term incentives) of our executive officers at a level that is consistent with the total direct compensation provided by our peer group to their executive officers. Specifically, we target the total direct compensation for our executive officers to be at the 50th percentile of our peer group while maintaining the ability to provide higher compensation for superior performance. Cenovus's compensation peer group is as indicated in the chart below.

Compensation Peer Group

Our compensation peer group is made up of North American oil and gas companies of similar size and complexity to Cenovus, with market capitalization of greater than $10 billion and annual revenue of greater than $5 billion. As the following table indicates, the 50th percentile of this group is comparable to Cenovus with respect to revenue and market capitalization.

This peer group is a representative industry sample of primarily large Canadian oil and gas companies, with three U.S. companies included that are considered to have a comparable business focus to Cenovus.

Company	2013 Revenue(1) ($Billion)	Market Capitalization(1) December 31, 2014 ($Billion)

Canadian Natural Resources Ltd.	16.1	39.2
Devon Energy Corporation	10.9	29.1
Enbridge Inc.	32.9	50.7
Encana Corporation	6.0	12.0
Husky Energy Inc.	23.3	27.1
Imperial Oil Limited	31.3	42.4
Marathon Oil Corporation	15.0	22.2
Murphy Oil Corporation	5.5	10.4
Suncor Energy Inc.	39.6	53.4
Talisman Energy	4.9	9.4
TransCanada Corporation	8.8	40.5

50th Percentile	15.0	29.1

Cenovus Energy Inc.	18.7	18.1

Note:

(1)
The Revenue and Market Capitalization values were provided by Towers Watson.

THE COMPONENTS OF OUR COMPENSATION PROGRAM

We provide a total compensation package that provides a level of fixed compensation while allowing for the ability to reward strong performance through at-risk compensation components such as annual performance bonus and long-term incentive awards.

Components of our Compensation Program

Overview

Our compensation programs are designed to attract and retain high performing employees, manage excessive risk taking that could have a material adverse effect on the Corporation, and provide strong governance oversight. We pay for performance, reflecting both individual and corporate performance, as well as expected behaviours. The compensation components outlined below reflect the varying nature and expectations for performance from an annual perspective to a long-term perspective.

The following illustration shows how the components of our compensation work together to achieve our compensation philosophy and provide clear pay for performance alignment, particularly as it relates to the at-risk portion of executive compensation. The majority of executive compensation is at-risk and linked to performance.

Base Salary

Base salary reflects individual capability and sustained performance in executing day to day accountabilities of the job.

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

 Annual Performance Bonus Program

Rewards individual and corporate performance achieved in the year.

The annual performance bonus award is made up of two components: corporate award and individual award. The more impact a role has on overall corporate results, the more the bonus will be aligned with the corporate award. Individual awards will continue to be based on individual results and behaviours.

The weightings for our annual performance bonus program are as follows:

Job Level	Annual Performance Bonus Weighting

President & Chief Executive Officer	100% Corporate Award(1)

Executive Vice-Presidents	70% Corporate Award
30% Individual Award

All other Employees	Ranging from:
40% Individual Award – 60% Corporate Award
60% Individual Award – 40% Corporate Award
70% Individual Award – 30% Corporate Award

Note:

(1)
Under exceptional circumstances, whereby the outcome of the corporate award is not reflective of the individual performance of the President & Chief Executive Officer or a material event relating to corporate performance occurs, the Board shall have the ability to exercise its discretion to adjust the President & Chief Executive Officer's annual performance bonus award accordingly.

Our executive officers and our employees are eligible for an annual performance bonus award between 0 percent and 200 percent. The target annual performance bonus for our NEOs is as follows: President & Chief Executive Officer – 100 percent of annual base salary, Executive Vice-President & Chief Operating Officer – 80 percent of annual base salary and our other NEOs – 60 percent of annual base salary.

The annual performance bonus process can be illustrated as follows:

Performance bonus awards are payable in the first quarter of each year.

Program Components

For each calendar year, all of our employees, including our executive officers, identify specific priorities and accountabilities that are outlined in their individual annual performance agreements. The priorities align with our strategy and provide performance focus throughout the year.

Corporate Award

The Corporate Award is determined based upon an assessment of a comprehensive set of performance measures that support our Board approved corporate strategy: operational performance, environmental actions, consolidated financial performance, shareholder performance, strategic accomplishments, and reputation and people, as outlined in our company-wide scorecard.

In 2014, we revised the performance measure weightings to reflect a higher emphasis on relative performance. In total, a 25 percent relative weighting will be applied. The methodology used in our company-wide scorecard is as follows:

Performance Measure	Weighting

Operational Performance	Absolute	Relative

We measure our operational performance taking into account results in the areas of: • Production • Capital • Operating Costs • Steam to Oil Ratio ("SOR") • Reserves • Safety (total recordable injury frequency ("TRIF"), motor vehicle incident rate) We embed environmental factors in our measurement of operational performance to demonstrate our commitment to environmental performance and innovation to assure sustained environmental performance. We also consider other operational measures such as staff count and lost profit opportunity.	40%	10%

Environmental Actions

In addition to embedding environmental factors in our operational performance expectations, to further articulate our commitment to environmental performance, we added an evaluation of specific environmental actions taken by the Corporation during the year. These include wildlife mitigation and monitoring, fresh water usage reduction and various strategic initiatives to improve our environmental footprint.	5%

Consolidated Financial Performance

We measure our financial performance using the following measures: • Finding & Development Costs • Corporate Administrative Costs • Netbacks • Recycle Ratio • Cash Flow • Debt to Capitalization • Debt to Adjusted EBITDA We also consider financial measures such as reserve replacement cost, debt adjusted production per share, dividends, operating earnings and return on capital.	15%	5%

Shareholder Performance

We measure competitive performance based upon: • TSR • Cash Flow Multiple		10%

Strategic Accomplishments

Each year our executive and Board identify strategic accomplishments achieved in the year such as innovation and environmental achievements, start-up of various phases of production, regulatory approvals, wells drilled, business and operating excellence initiatives, organizational capacity achievement and other strategic initiatives undertaken in the year. We also identify areas for improvement.	15%

Reputation and People

We also consider reputation and people measures, based on statistics such as attrition, and survey results from our employee and stakeholder engagement surveys. While these measures are not weighted, the results are considered by the Board in determining the final company-wide score for Cenovus's annual performance.

Total	75%	25%

We believe the use of the company-wide scorecard provides a measured approach to determining the annual corporate award for our President & Chief Executive Officer, our executive officers and our employees.

Assessment of Results

Generally, performance results are assessed against the established corporate strategic plan, operating budget, prior year result, capital budget, corporate priorities and peer comparisons (where applicable).

The HRC Committee has the ability to use its discretion in evaluating the performance of our President & Chief Executive Officer and the other NEOs. The HRC Committee may also evaluate the performance of our NEOs relative to achievement as against set goals as outlined in our public guidance documents, as well as against our internal strategic plan and related performance measures. The details of the ten year strategic plan are confidential to the Corporation and are not publicly disclosed as this would cause serious prejudice to Cenovus.

In line with our pay for performance philosophy, our NEOs have the ability to earn a maximum annual performance bonus award of up to two times their target annual performance bonus awards for superior performance (the payment limit for this program). A minimum annual performance bonus award of zero dollars may also be determined in circumstances of very poor performance.

Individual Award

For our executive officers, excluding the President & Chief Executive Officer, the Individual Award, is determined based on the following factors:

•
Achievement of individual priorities and accountabilities of employees as set out in annual performance agreements (for each NEO, these priorities are agreed by the President & Chief Executive Officer).

•
Leadership and commitment.

•
Extraordinary contributions to the Corporation over the past year.

•
Additional value added to the Corporation's operating and financial results attributable to the individual performance of the executive officer.

•
Behaviours that support our culture.

 Long-Term Incentive Program

Long-term incentives are granted based on individual performance and potential, considering retention as required. They reward the achievement of longer-term company performance and align interests with shareholders.

We developed our long-term incentive program to align the interests of our employees and executive officers with our shareholders through holdings of significant equity interests and to assist with long-term retention. In addition to the intrinsic share price performance risk contained within equity-based incentives, we believe it is important to include additional performance measures that will determine eligibility for and vesting of a portion of long-term incentives that may be granted.

Long-term incentives are granted on an annual basis, in conjunction with our annual compensation cycle, using guidelines based on a review of competitive market data and on individual performance. We utilize the following types of long-term incentives which we believe provide strong governance in our long-term incentive program:

Eligibility

	Other Employees	Executive Officers	Directors
Performance Share Units ("PSUs")	✓	✓
Stock Options	✓	✓
Restricted Share Units ("RSUs")(1)	✓
Deferred Share Units ("DSUs")	✓	✓	✓

Note:

(1)
In 2015, we are introducing RSUs to non-executive, non-senior employees within certain job levels. RSUs are grants of whole share units. One share unit is equal to the current market price of a Common Share. Share units are paid out in the form of cash or Common Shares, as determined by Cenovus.

Performance Share Units

We grant performance-based long-term incentives in the form of PSUs. PSUs are whole share units with an associated performance factor that determines eligibility for vesting. One share unit is equal to the current market price of a Common Share. Share units are paid out in the form of cash or Common Shares purchased in the open market, as determined by the HRC Committee, subject to the employee's active employment. Dividend equivalents are credited on the eligible PSUs in the form of additional PSUs, consistent with dividends declared on Common Shares, throughout the performance periods.

LTI Recycle Ratio

LTI recycle ratio is the performance measure used to determine eligibility for vesting of our PSUs granted since 2010. PSUs calculated using LTI recycle ratio become eligible to vest in installments over three annual performance periods, 30 percent at the end of the first annual performance period, 30 percent at the end of the second annual performance period and 40 percent at the end of the third annual performance period. Payment is not made until after the end of the third annual performance period applicable to the grant. We believe that LTI recycle ratio is a key measure of profitability as it measures our ability to generate operating cash flow by producing our reserves relative to the cost incurred to find those reserves. The formula for calculating our LTI recycle ratio that is used to determine eligibility and vesting of PSUs is as follows:

LTI recycle ratio	=	Netback (per BOE) Finding & Development Costs (per BOE) (multi-year average)

Netback is calculated based upon:

•
operating and administrative costs;

•
commodity price (including impacts of hedging and refining margins);

•
royalties; and

•
transportation.

Finding & Development Costs are calculated for our proved reserves and are based upon:

•
current capital spending (capital efficiency);

•
changes to future development costs; and

•
reported proved reserves additions.

Our LTI recycle ratio takes into account the impact of incremental future development costs, general and administrative costs and the impact of hedging.

We use a multi-year average of Finding & Development Costs to reduce the impact of fluctuations in reserve additions reported during each year so that we can meet one objective of our compensation program, to provide competitive compensation without incenting excessive or inappropriate risk-taking. We calculated our 2010 LTI recycle ratio of 2.80 using a two year average (2009 and 2010) of Finding & Development Costs which reflected our two year reporting history as an independent integrated oil company. Since, 2011, we have calculated our LTI recycle ratio using a three year average of Finding & Development Costs. Our historical approved LTI recycle ratios are 2.70 for 2011, 2.50 for 2012, 2.35 for 2013 and 1.45 for 2014. We believe that these approved performance measures reflect the corporate performance over the noted time period.

The performance eligibility of PSUs based on LTI recycle ratio is determined as follows:

Performance	LTI recycle ratio	Number of PSUs that become eligible to vest

Threshold	Less than or equal to one	0 times number granted
Target	Equal to two	1 times number granted
Maximum	Equal to three	2 times number granted

These performance eligibility criteria are reviewed annually by our HRC Committee comparing the LTI recycle ratio benchmarks of one, two and three as against independently calculated recycle ratio data of our peers and other integrated and large market capitalization companies. In this way we ensure our performance criteria is grounded and appropriately set in comparison to our peers.

LTI recycle ratios of between 1.0 and 3.0 will result in eligibility of PSUs for vesting on a linear basis. This means that portions of the grant may become eligible to vest on an annual basis in increments of 0.05 depending on the approved LTI recycle ratio. This interpolation approach can be seen in the graph above.

By way of example, the following table shows how PSUs would be eligible for vesting at the end of each annual performance period based on a grant of 100 PSUs:

Annual performance period	LTI recycle ratio	PSUs that become eligible to vest	Number of PSUs that become eligible to vest

First	2.8	1.8 times 30 percent of PSUs granted	54
Second	1.0	0 times 30 percent of PSUs granted	0
Third	1.5	0.5 times 40 percent of PSUs granted	20

Total Eligible			74

PSUs that do not become eligible to vest at the end of an annual performance period will not vest or become eligible in subsequent periods and are cancelled. In our example above, therefore, 30 PSUs do not become eligible to vest at the end of the second annual performance period and are cancelled and 20 PSUs do not become eligible to vest at the end of the third annual performance period and are cancelled. Overall, in our example above, 50 PSUs would not become eligible to vest, would not vest and would be cancelled.

Change for 2015 Grants – Relative TSR

Effective for 2015 PSU grants, Cenovus will add relative TSR as a PSU performance measure. The addition of this component provides direct alignment to shareholder interests and will provide "relative to peer context" through the addition of a performance peer group to measure TSR performance. Management and the HRC Committee is completing its review of this change for the 2015 PSU grants and will finalize the details in 2015.

Cenovus Stock Options

The grant of stock options aligns the interests of our employees with shareholders by providing compensation linked to share price appreciation, such that targeted grant values may be achieved only when share price appreciation meets the targeted level.

Granting of options to employees and executive officers is consistent with market practice in our industry. Options granted since 2010 ("Cenovus Options") under our Employee Stock Option Plan ("ESOP") have a seven year term from their original grant date and vest based upon the following schedule: 30 percent on the first anniversary date of the grant, 30 percent on the second anniversary date of the grant and the remaining 40 percent on the third anniversary date of the grant.

The grant price of Cenovus Options is the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Cenovus Options is made, or, if the Common Shares have not traded on that day, on the next preceding day on which Common Shares were traded.

Cenovus Options have either associated tandem stock appreciation rights ("TSARs") or associated net settlement rights as follows:

TSARs:

•
The right to exercise the Cenovus Options to purchase a specified number of Common Shares is surrendered in favor of cash proceeds (or, at our election, Common Shares).

•
The optionholder will be paid in cash an amount equal to the difference between the pre-surrender date closing price of the Common Shares on the TSX and the grant price multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

Net settlement rights:

•
The right to exercise the Cenovus Options to purchase a specified number of Common Shares is surrendered in favor of a number of Common Shares.

•
The optionholder will receive the number of Common Shares equal to the difference between the pre-surrender date closing price of the Common Shares on the TSX and the grant price of the Cenovus Option multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

In 2010, Cenovus Options with TSARs were granted. Starting in February 2011, we granted Cenovus Options with net settlement rights.

Deferred Share Units

Under our Deferred Share Unit Plan for Employees ("DSU Plan"), our employees (including our executive officers) may elect to convert either 25 percent or 50 percent of their annual performance bonus (which would otherwise be paid in cash) to DSUs. The election is irrevocable and must be made in the calendar year prior to the bonus year. In addition, the DSU Plan allows the HRC Committee, in its discretion, to award a grant of DSUs. Dividend equivalents are credited on the outstanding DSUs in the form of additional DSUs, consistent with dividends declared on Common Shares.

DSUs generally vest when they are credited to the individual's account, unless the HRC Committee determines otherwise. DSUs may only be redeemed upon the departure of the individual from Cenovus, either by resignation, termination or retirement. When an individual departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from Cenovus. The value of DSUs that may be redeemed is equal to the number of DSUs in the individual's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the individual in cash on an after-tax basis.

Retirement and Pension Benefits

Our retirement program is designed to provide long-term financial security and to support retention of our employees, including our executive officers.

We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits. Our program provides competitive retirement and pension benefits, gives long-term financial security and aids with retention.

Cenovus's Canadian Pension Plan, which includes both a Defined Benefit Option ("DB Plan") and a Defined Contribution Option ("DC Plan"), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan.

In 2012, we introduced a new option in our DB Plan aimed to retain key employees. Under the new DB Plan option the normal retirement age is 70 (compared to 65 under the legacy DB Plan option) and the early retirement age is 60 (compared to 55 under the legacy DB Plan option). Employees may take their pension as early as age 60 with their pension benefits reduced by 3 percent per year. There is no reduction in benefits for early retirement between age 65 and 69. Employees are eligible to participate in the new DB Plan option when they attain 50 points (determined based upon a minimum 10 years of service and their age). Certain positions of Executive Vice-President, Senior Vice-President and Vice-President are also eligible to participate.

This new option in the DB Plan was made available to employees effective for the July 1, 2012 benefit year and is made available to employees each July 1, based on achievement of eligibility. For those employees electing this new DB Plan option as at July 1, 2012 only, they were permitted to also elect to participate starting on the later of December 1, 2009 or their date of hire, to recognize their contributions to Cenovus since its inception on November 30, 2009 and to extend their retention and retirement to a later date. Those employees who elected to participate on the earlier date were required to transfer their service through a reimbursement of the contributions to their DC Plan for the same time period, such that they were participants in one pension plan option at any given time and to ensure Cenovus was not paying for the same pension benefit twice.

Those employees who previously participated in our legacy DB Plan option continue to do so. In the legacy DB Plan option, normal retirement is at age 65, although employees may retire as early as age 55 with a reduced pension for early commencement. Pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55).

For all of our DB Plan participants, pension benefits are based on credited service and final average pensionable earnings. Pensionable earnings include base salary plus annual performance bonus capped at 67 percent of salary for our President & Chief Executive Officer and 40 percent for our other NEOs.

We pay pensions from our DB Plan up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted under a registered pension plan.

Under the terms of the DC Plan, contributions are made to an account for each employee or executive officer in the amount of eight percent of pensionable earnings. For executive officers participating in the DC Plan, pensionable earnings include base salary plus annual performance bonus capped at 40 percent of salary. Each employee individually manages the investments made within their accounts. A specified number of investment options are made available by Cenovus within the DC Plan and the accounts held by employees. Contributions to the DC Plan are made by Cenovus up to the limits permitted under a registered pension plan. Additional pension contributions are made to the Cenovus Energy Inc. Canadian Supplemental Defined Contribution Savings Plan for contributions in excess of the limits permitted under a registered pension plan.

As part of the Arrangement, Cenovus assumed the obligation in respect of certain transferred employees to pay and fund pension benefits that had been accrued by the transferred employees under Encana's pension plans prior to the Arrangement.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits and perquisites at a level competitive with market practice.

The additional elements of compensation that we provide include an annual allowance, company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs.

 2014 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Adhering to our Pay for Performance Compensation Philosophy.

A number of important decisions regarding the compensation for our President & Chief Executive Officer and our other NEOs were made by the HRC Committee and our Board for the 2014 year. These decisions are discussed in the Letter to Shareholders on pages 20 to 22 of this circular and are also described below. These decisions made for 2014 and 2015 compensation of our President & Chief Executive Officer and our other NEOs represent our pay for performance compensation philosophy.

Base Salary

Our Board determined in February 2014 to hold the 2014 base salaries of our President & Chief Executive Officer and our NEOs at the same levels as were paid for the 2013 year. This decision was made based upon a review of market based data and consideration of share performance of the Corporation. For the 2015 year, in consideration of the market and economic conditions and share performance of Cenovus, the Board again determined that the 2015 base salaries of our President & Chief Executive Officer and our NEOs would not be changed and would remain at the 2013 and 2014 base salary levels.

Annual Performance Bonus

Our Board evaluated the performance of the Corporation and our executive officers based on the key performance measures and the achievement of those measures in 2014 outlined in the 2014 Cenovus Performance Summary Table and Company-wide Scorecard Results on pages 39 and 40 of this circular.

For the 2014 year, our Board determined it would be inappropriate in light of share performance, shareholder expectations and prevailing market and economic conditions, to pay annual performance bonuses based on the approved corporate score. Instead, our Board exercised negative discretion to reduce 2014 annual performance bonuses for our President & Chief Executive Officer and our NEOs to the levels outlined in the executive compensation summaries that follow on pages 41 to 45 of this circular.

Long-Term Incentives – Performance Share Units and Stock Options

The long-term nature of our business, with its link to commodity prices and long-term capital needs, requires a significant focus on profitable growth. Our long-term incentives align our employees and executives with shareholder interests and it is therefore important to provide incentives that coincide with the nature of our business, reward appropriate decision-making and facilitate retention.

Decisions about 2014 long-term incentive grants were made in February 2014, when market and economic conditions were significantly different than the latter part of the year. The Board decided to award long-term incentives that had a lower expected value than the awards granted in 2013 in light of operating and share performance of the company. The Board also evaluated the level of compensation of our President & Chief Executive Officer and our other NEOs on a look back and look forward basis, to assure consistency with our pay for performance philosophy. In 2015, our Board again undertook a pay for performance review and decided to exercise negative discretion to limit the 2015 long-term incentive grants to our President & Chief Executive Officer and our other NEOs in light of share performance, shareholder expectations and prevailing market and economic conditions.

 2014 Cenovus Performance Summary Table and Company-wide Scorecard Results

Performance Measures	2014 Results	Performance Assessment(1)	Score

Operational Performance – Absolute Weighting 40%, Relative Weighting 10%

Oil & NGLs Production	Oil sands production increased in comparison to budget, and increased 25% compared to 2013. Conventional oil and NGL production was below budget but continues to generate strong free cash flow	Performed

Gas Production	Production above budget and continues to support the generation of strong free cash flow	Performed

Capital Investment	Executed a large capital program requiring focused capital management in the latter part of the year	Performed

Total Operating Costs – per unit	Below budget reflecting focus on operating costs and production increases	Performed	72

SOR – Christina Lake	We continue to reduce our industry leading SOR of less than 2. Our 2014 SOR of 1.8 is similar to 2013	Performed

SOR – Foster Creek	The SOR of 2.6 is consistent with our expectations	Performed

Safety Performance – TRIF	Significant improvement to our overall safety performance Employee TRIF = 0.14 Contractor TRIF = 0.75	Outperformed

Environmental Actions – Absolute Weighting 5%

Maintained external recognition for excellence	Named to Dow Jones sustainability World Index (third year), Dow Jones Sustainability North America Index (fifth year) and the Canada 200 Climate Disclosure Leadership Index (fifth year)	Outperformed

Evolved environmental strategy and associated metrics	Implementing an environmental planning cycle to ensure that high priority environmental issues identified are aligned with appropriate actions	Performed	8

Progressed industry collaboration	Benefits of collaboration seen in development of innovative technologies	Performed

Consolidated Financial Performance – Absolute Weighting 15%, Relative Weighting 5%

Cash Flow	Exceeded budgeted cash flow per share, which contributes to our strong balance sheet	Outperformed

Operating Earnings	Decreased from budget, reaffirming the importance of our current attacking cost structure priority	Underperformed

Debt to Adjusted EBITDA	Remained within target of 1.0 and 2.0 times which supports our strong balance sheet	Performed	27

Debt to Capitalization	Remained within target of 30% and 40% which supports our strong balance sheet	Performed

Shareholder Performance – Relative Weighting 10%

TSR	Our TSR performance decreased significantly in 2014 and we are focused on improving this metric in 2015	Underperformed

Cash Flow Multiple(2)	Our cash flow multiple on a relative basis was comparable to our peers	Performed	8

Strategic Initiatives/Accomplishments – Absolute Weighting 15%

Attacking cost structures ideas assessed and prioritized	Cost savings and productivity improvements identified and plans developed	Performed

Advancement of market access priority	Moving towards execution of plans to implement opportunities identified	Performed

Marked safety performance improvements demonstrated	Improvements attributed to rigorous communication and safety programs	Outperformed	20

Two future growth assets receive regulatory approval	Regulatory approval was received for Telephone Lake and Grand Rapids	Performed

Reputation and People

Drive performance and capability	Greater focus on performance management	Performed

Advanced public policy	Cenovus's continued efforts in this area have been supported and enhanced by noticeable industry efforts/cooperation	Performed

Total			135

For disclosure with respect to the references to non-GAAP measures such as cash flow, operating earnings, debt to adjusted EBITDA, debt to capitalization and information relating to the presentation of reserves data and other oil and natural gas information, see Advisories at the end of this circular.

Note:

(1)
Please refer to Cenovus's Assessment of Results within this CD&A.

(2)
Cash Flow Multiple means the trading price of a Common Share divided by cash flow per Common Share.

The following table summarizes how our corporate score was determined:

Performance Measure	Absolute Weighting	Relative Weighting	Absolute Scores (75%)	Relative Scores (25%)	Cenovus 2014 Scores

Operational Performance	40%	10%	145	145	72
Environmental Actions	5%	–	160		8
Consolidated Financial Performance	15%	5%	135	125	27
Shareholder Performance	–	10%		75	8
Strategic Initiatives/Accomplishments	15%	–	135		20
Fatality Adjustment					0
	75%	25%			135

The corporate score of 135 out of 200 reflects our success in meeting our objectives as outlined in the company-wide scorecard results above, and that we exceeded expectations on some performance criteria. The five performance measure categories were chosen to focus performance on the most important elements of our business, strategy and to incent appropriate risk taking. The low relative score for shareholder performance reflects recognition that our share performance did not meet expectations.

Executive Performance Summaries

The following section provides a 2014 performance summary for each of the NEOs and references the 2014 Cenovus Performance Summary Table and Company-wide Scorecard Results above.

Brian C. Ferguson President & Chief Executive Officer
As President & Chief Executive Officer, Mr. Ferguson is responsible for overall leadership of Cenovus's strategic and operational performance. He is also a director of Cenovus.

2014 Results
• Strategic leadership resulting in strong operating performance and reserve additions
• Leadership of financial and capital discipline efforts in light of low oil price environment
• Advancement of market access priority leading to development of execution and implementation plans for 2015
• Regulatory approval received for two future growth assets
• Continued strong environmental and stakeholder recognition, named to Dow Jones Sustainability and Climate Disclosure Leadership Indexes
• Significant effort to advance public policy for oil sands industry
• Share price performance not meeting expectations

Metric	Assessment

TSR	Underperformed

Cash Flow Multiple	Performed

Notes:

(1)
Board exercised negative discretion to reduce annual performance bonus in light of share price performance
(2)
Number of PSUs granted in 2014 = 98,695
(3)
Number of options granted in 2014 = 598,295

Mr. Ferguson's total direct compensation:

•
strongly aligns his compensation with shareholder interests

•
was at the 29th percentile of the total direct compensation of Presidents & Chief Executive Officers of our peer group (compared to the most recent market data available)

Eighty-three percent (83%) of Mr. Ferguson's 2014 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

The positioning of Mr. Ferguson's total direct compensation reflects the performance of Cenovus in 2014 and aligns with our pay for performance compensation philosophy.

Ivor M. Ruste Executive Vice-President & Chief Financial Officer

Mr. Ruste oversees a team responsible for the Corporation's financial functions including comptrollers, treasury, tax, financial risk and enterprise risk reporting, acquisitions and divestitures, and Sarbanes-Oxley Act compliance. He is also responsible for Cenovus's reserves governance and portfolio management.

2014 Results
• Oversaw strong financial control environment
• Led attacking cost structures initiative resulting in identification and development of cost savings and productivity improvement plans
• Advanced financial discipline and flexibility for 2015 budget process
• Execution of updated portfolio management strategy, seeking improvements to execute on strategic opportunities
• Maintained investment grade credit rating

Metric	Assessment

Cash Flow	Performed

Debt to Capitalization	Performed

Debt to Adjusted EBITDA	Performed

Notes:

(1)
Board exercised negative discretion to reduce annual performance bonus in light of share price performance
(2)
Number of PSUs granted in 2014 = 31,723
(3)
Number of options granted in 2014 = 192,311

Seventy-nine percent (79%) of Mr. Ruste's 2014 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

John K. Brannan Executive Vice-President & Chief Operating Officer

Mr. Brannan is responsible for all our upstream projects and operations, including governance of our partnership with ConocoPhillips. He also leads the centralized supply services and health and safety functions.

2014 Results
• Strongest safety results for Cenovus since its inception in 2009
• Solid operational performance, with increased production both at oil sands assets and for all Cenovus
• Challenges at Foster Creek in reservoir and capital management, with resulting negative impact on TSR
• Progressed strategic shift in supply chain management to improve operating costs
• Conventional assets continue to provide strong cash flow to support growth plans

Metric	Assessment

Total Production	Performed

Capital Investment	Performed

Operating Costs	Performed

Safety – TRIF	Outperformed

Notes:

(1)
Board exercised negative discretion to reduce annual performance bonus in light of share price performance
(2)
Number of PSUs granted in 2014 = 52,872
(3)
Number of options granted in 2014 = 320,517

Eighty-two percent (82%) of Mr. Brannan's 2014 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

Harbir S. Chhina Executive Vice-President, Oil Sands

Mr. Chhina is responsible for all oil sands activities, including our operations at Foster Creek, Christina Lake and Narrows Lake. He also leads the Technology Development team, as well as the New Resource Plays team.

2014 Results
• Strong production growth at leading oil sands assets
• Key milestones met for oil sands projects
• Continued industry leading steam to oil ratios for Christina Lake oil sands project
• Challenges at Foster Creek in reservoir and capital management, with resulting negative impact on TSR
• Improvements identified for reservoir management and development to address challenges at Foster Creek
• Progressed innovation at oil sands projects, including through industry collaboration

Metric	Assessment

Oil Sands Production	Performed

Steam to Oil Ratio	Performed

Safety – TRIF	Outperformed

Notes:

(1)
Board exercised negative discretion to reduce annual performance bonus in light of share price performance
(2)
Number of PSUs granted in 2014 = 40,535
(3)
Number of options granted in 2014 = 245,731

Eighty percent (80%) of Mr. Chhina's 2014 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

Robert W. Pease Executive Vice-President, Markets, Products & Transportation

Mr. Pease is responsible for all commercial activities associated with the crude oil, natural gas, natural gas liquids and other by-products produced by Cenovus and will be tasked with developing short-term and long-term strategies aimed at maximizing value along the integrated value chain. Mr. Pease joined Cenovus as Executive Vice-President, Markets, Products & Transportation on June 2, 2014.

2014 Results
• Development of focused strategy to implement opportunities identified by market access task force
• Development and execution of rail strategy
• Leadership of downstream business opportunities and partnership with Phillips 66

Metric	Assessment

Advancement of market access priority	Performed

Notes:

(1)
Annual salary as at July 1, 2014 = $600,000
(2)
Number of PSUs granted in 2014 = 27,889
(3)
Number of options granted in 2014 = 192,312

Eighty-six percent (86%) of Mr. Pease's 2014 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

 Performance Graph

The following graph compares the cumulative TSR for Cenovus on the TSX of $100 invested in Common Shares over the period December 31, 2009 to December 31, 2014 to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Energy Index, over the same period. All calculations assume the annual reinvestment of dividends. Common Shares of Cenovus commenced trading on the TSX on December 3, 2009. Data shown in the chart below represents the first five full years of cumulative TSR.

	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	Compounded Annual Growth Rate(1)

CVE (TSX)	100	129	134	135	127	105	1.0%
S&P/TSX Composite Index	100	117	107	115	129	143	7.4%
S&P/TSX Energy Index	100	113	102	101	115	110	1.9%

Note:

(1)
The compounded annual growth rate shown represents the time period from December 31, 2009 to December 31, 2014.

In the last two years, Cenovus's cumulative TSR relative to the S&P/TSX Composite Index has declined. Over the five year period illustrated in the performance graph, Cenovus's TSR was five percent compared to 43 percent return in the S&P/TSX Composite Index and 10 percent return in the S&P/TSX Energy Index. On a compounded annual growth rate basis, Cenovus's cumulative TSR performed at 1.0 percent compared to 7.4 percent for the S&P/TSX Composite Index and 1.9 percent for the S&P/TSX Energy Index.

The decline in Cenovus's TSR in the past two years is evident in the realizable compensation of our NEOs. We provide a significant portion of our NEOs' direct compensation (approximately 82 percent on average) in the form of at-risk elements such as annual performance bonus and long-term incentive awards, to provide strong alignment to the return of shareholders. In this way, our executive officers have the same experience as our shareholders. This alignment is currently evident in the stock option grants made to our NEOs in the period 2010 through 2014, which have grant prices higher than the December 31, 2014 Common Share price and thus no current realizable value. This is explicitly shown in the Outstanding Option-Based and Share-Based Awards table in this circular.

Our pay for performance compensation philosophy combined with the design of our compensation programs ensures that we have a comprehensive view of performance and reflects the need to incent employees and our executive officers to continue to execute on our strategy with a clear focus on total shareholder return.

 Alignment of Performance and Executive Compensation

The following table compares the grant date value of Summary Compensation Table ("SCT") Direct Pay awarded to our President & Chief Executive Officer relative to the realizable pay value for the period 2010 to 2014. The table also compares the value of $100 compensation awarded in relation to the value of $100 invested in the Common Shares at the beginning of the periods indicated. The table reflects alignment between the design of the incentive programs and Cenovus's relative TSR.

			Value of $100
Year	SCT Direct Pay(1)	Realizable Pay(2)	Period	President & CEO(3)	Shareholder Cumulative Value(4)

2010	5,102,504	5,839,807	2009-12-31 to 2014-12-31	114	105

2011	7,233,135	6,281,357	2010-12-31 to 2014-12-31	87	82

2012	9,056,249	5,886,902	2011-12-31 to 2014-12-31	65	78

2013	8,492,498	5,427,753	2012-12-31 to 2014-12-31	64	78

2014	7,962,498	4,814,871	2013-12-31 to 2014-12-31	60	82

Notes:

(1)
Includes base salary, annual performance bonus and grant date value of long-term incentives.
(2)
Includes base salary, annual performance bonus, PSUs valued at the December 31, 2014 Common Share price and in-the-money stock options valued at the December 31, 2014 Common Share price.
(3)
Represents the actual value to Mr. Ferguson for each $100 awarded in SCT for the fiscal year indicated.
(4)
Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming annual dividend reinvestment.

TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2012, December 31, 2013 and December 31, 2014.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(1) ($)	Annual Incentive Plans(2) ($)	Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)

Brian C. Ferguson,	2014	1,350,000	2,799,977	2,800,021	1,012,500	341,006	133,131	8,436,635
President & Chief Executive	2013	1,337,500	2,699,981	2,700,017	1,755,000	619,882	132,394	9,244,774
Officer	2012	1,256,250	2,762,495	2,762,504	2,275,000	1,694,269(5)	128,160	10,878,678

Ivor M. Ruste,	2014	590,000	899,982	900,015	389,400	209,714	95,131	3,084,242
Executive Vice-President &	2013	582,500	999,999	999,998	470,820	229,615	94,644	3,377,576
Chief Financial Officer	2012	552,500	1,199,972	1,200,025	600,600	574,331(6)	92,972	4,220,400

John K. Brannan,	2014	760,000	1,499,979	1,500,020	456,000(7)	189,804	105,195	4,510,998
Executive Vice-President &	2013	752,500	1,649,990	1,650,004	790,400	329,157	104,615	5,276,666
Chief Operating Officer	2012	719,375	1,859,970	1,860,028	917,063	409,305	102,601	5,868,342

Harbir S. Chhina,	2014	650,000	1,149,978	1,150,021	292,500	194,108	96,557	3,533,164
Executive Vice-President,	2013	637,500	1,299,982	1,300,012	507,000	265,437	95,819	4,105,750
Oil Sands	2012	581,250	1,559,967	1,560,032	626,400	556,293(6)	92,835	4,976,777

Robert W. Pease,	2014	350,000	899,978	900,020	343,134	110,742	640,984(9)	3,244,858
Executive Vice-President, Markets, Products & Transportation(8)

Notes:

(1)
To align with market practice and accounting methodology, the fair value of option-based awards and share-based awards on the grant date is calculated using the Black-Scholes-Merton valuation model for Cenovus Options with net settlement rights, and fair value based on the market value of a Common Share on the grant date for PSUs. The assumptions and fair value for Cenovus Options are set out below:
Model	Black-Scholes-Merton
Common Share Price	$28.37
Volatility	25.85%
Expected Life	4.55 years
Risk-Free Rate	1.63%
Grant Date Fair Value	$4.68 (before forfeitures)

  The methodology used to calculate the fair value of option-based awards and share-based awards is the same as the value reported for accounting purposes.

(2)
The Annual Incentive Plan amounts include the annual performance bonus awards earned by our NEOs in the noted year.
(3)
Pension value represents the compensatory change set out in the Compensatory Change column of the Defined Benefit Pension Table.
(4)
All Other Compensation represents annual allowance ($39,600), company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs paid in the noted year.
(5)
The compensatory change in pension value for Mr. Ferguson is a result of a base salary increase in the specific year, and is not representative of the compensatory change in pension value expected for Mr. Ferguson in a typical year.
(6)
Includes employer contributions for the DC Plan for the first six months of 2012 and reflects participation elected in the new DB Plan option for the last six months of 2012.
(7)
Mr. Brannan elected to receive 25 percent of his 2014 annual performance bonus award in the form of DSUs.
(8)
Mr. Pease joined Cenovus as Executive Vice-President, Markets, Products & Transportation on June 2, 2014.
(9)
In addition to the amounts described in note (4), includes a one-time signing bonus of $400,000 and relocation program costs of $185,024 paid to Mr. Pease on his hire to Cenovus.

 Outstanding Option-Based and Share-Based Awards

The following table outlines the option-based awards and share-based awards outstanding as at December 31, 2014. This table provides a reflection of how stock options align the interests of our executive officers with shareholders, as our executive officers have not earned any value on their stock options as at December 31 2014. The option-based awards have a seven year term such that the expected value of these grants may be realized in future years and provides strong retention for our executive officers.

	OPTION- BASED AWARDS					SHARE- BASED AWARDS

Name	Number of Securities Underlying Unexercised Options(1) (#)	Original Grant Date	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(2) ($)	Number of Shares/Units of Shares That Have Not Vested (#)(3)	Market or Payout Value of Share- Based Awards That Have Not Yet Vested ($)(4)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)(5)

Brian C. Ferguson	237,000	17-Feb-2010	26.32	17-Feb-2017	0	298,007	7,143,228	3,208,648	(6)
	266,000	24-Feb-2011	37.54	24-Feb-2018	0
	396,342	21-Feb-2012	38.73	21-Feb-2019	0
	436,896	20-Feb-2013	32.76	20-Feb-2020	0
	598,295	19-Feb-2014	28.37	19-Feb-2021	0

Ivor M. Ruste	38,000	17-Feb-2010	26.32	17-Feb-2017	0	111,656	2,676,394	473,240
	100,000	24-Feb-2011	37.54	24-Feb-2018	0
	172,170	21-Feb-2012	38.73	21-Feb-2019	0
	161,812	20-Feb-2013	32.76	20-Feb-2020	0
	192,311	19-Feb-2014	28.37	19-Feb-2021	0

John K. Brannan	190,000	17-Feb-2010	26.32	17-Feb-2017	0	180,512	4,326,873	0
	206,000	24-Feb-2011	37.54	24-Feb-2018	0
	266,862	21-Feb-2012	38.73	21-Feb-2019	0
	266,991	20-Feb-2013	32.76	20-Feb-2020	0
	320,517	19-Feb-2014	28.37	19-Feb-2021	0

Harbir S. Chhina	142,000	17-Feb-2010	26.32	17-Feb-2017	0	144,422	3,461,795	0
	147,000	24-Feb-2011	37.54	24-Feb-2018	0
	223,821	21-Feb-2012	38.73	21-Feb-2019	0
	210,358	20-Feb-2013	32.76	20-Feb-2020	0
	245,731	19-Feb-2014	28.37	19-Feb-2021	0

Robert W. Pease	192,312	02-Jun-2014	32.27	02-Jun-2021	0	28,668	687,172	0

Notes:

(1)
The number of securities underlying unexercised options includes both vested and unvested options.
(2)
The value of unexercised in-the-money options is based on the December 31, 2014 closing price of the Common Shares on the TSX of $23.97.
(3)
The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2012, 2013 and 2014 plus the number of dividend equivalents credited in 2012, 2013 and 2014 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of LTI recycle ratio as discussed under Long-Term Incentive Program in the CD&A section of this circular and may not become eligible or vest and may be cancelled.
(4)
The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the December 31, 2014 closing price of a Common Share on the TSX of $23.97 and the actual number of units (not rounded).
(5)
The market or payout value of vested share-based awards not paid out or distributed represents Annual Incentive Plan amounts paid in the form of DSUs to Mr. Ferguson for 2009, 2010 and 2011 and to Mr. Ruste for 2009 and is based on the December 31, 2014 closing price of a Common Share on the TSX of $23.97.
(6)
Pursuant to the arrangement, Encana DSUs held by Mr. Ferguson were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to Mr. Ferguson was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

 Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of option-based and share-based awards that vested during 2014 and the value of non-equity incentive plan compensation that was earned in 2014.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)

Brian C. Ferguson	0	3,046,982	1,012,500
Ivor M. Ruste	0	1,140,169	389,400
John K. Brannan	0	2,364,345	456,000
Harbir S. Chhina	0	1,668,462	292,500
Robert W. Pease	0	0	343,134

Notes:

(1)
The value vested during the year is calculated on the assumption that the NEO exercised the option-based awards on the date they vested.
(2)
The value vested during the year is calculated as the number of units vested times the December 30, 2013 closing price of the Common Shares on the TSX of $30.24.
(3)
Non-Equity Incentive Plan Compensation includes the amount of the annual performance bonus awards earned by our NEOs in 2014, as paid in 2015.

Defined Benefit Pension Table

The pension amount payable to participants in the DB Plan is based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan. The final average pensionable earnings are determined based upon the highest average consecutive base salary plus performance bonus in five of the last 10 years. For our President & Chief Executive Officer the performance bonus amount is capped at 67 percent of base salary and for our other NEOs the performance bonus amount is capped at 40 percent of base salary. Our DB Plan is contributory such that our NEOs contribute four percent of pensionable earnings to the registered pension plan up to an annual maximum.

Under the legacy DB Plan option, pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Under the new DB Plan option, pensions are paid on an unreduced basis from age 65. Pensions are reduced by 1/4 of 1 percent for each month that the participant retires prior to age 60 under the legacy DB Plan option and age 65 under the new DB Plan option. For participants that were in the Alberta Energy Company Ltd. predecessor plan, pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003 or from age 60 (or 30 years of service, if earlier, but after age 55) for service after January 1, 2003. Pensions are reduced by 1/4 of 1 percent for each month prior to age 62 for service prior to January 1, 2003, or age 60 for service after January 1, 2003.

For single participants, pensions are paid for life but continue for a minimum of 10 years after retirement. For married participants, pensions are paid for life but reduce to a 60 percent pension to the surviving spouse after the participant's death. Total pension payments to the participant and spouse continue for a minimum of 5 years after retirement.

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)	Annual Benefits Payable ($)				Opening Present Value of Defined Benefit Obligation(1) ($)	Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Closing Present Value of Defined Benefit Obligation(1) ($)

		At Year End		At Age 65

Brian C. Ferguson	32.25(4)	1,209,341		1,470,100		20,691,001(5)	341,006	5,477,717	26,509,724	(6)
Ivor M. Ruste	5.08(7)	77,002		156,529		937,509	209,714	248,920	1,396,143
John K. Brannan	29.58(8)	501,683	(9)	591,670	(10)	8,626,515	189,804	1,858,652	10,674,971
Harbir S. Chhina	5.08(7)	74,131		228,471		976,470	194,108	361,852	1,532,430
Robert W. Pease(11)	0.50	6,000		110,000		0	110,742	27,046	137,788

Notes:

(1)
The defined benefit obligation (as defined by Form 51-102F6) on the date specified is determined using the same methodology and assumptions disclosed in the note to Cenovus's consolidated financial statements.
(2)
Includes service cost net of employee contributions plus the difference between actual and estimated earnings.
(3)
Includes interest on the defined benefit obligation for the period, employee contributions plus changes in the discount rate, mortality table and other net experience as at December 31, 2014.
(4)
Includes three additional years of service granted under an individual agreement.
(5)
Includes optional contributions account balance of $78,928, as of December 31, 2013, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(6)
Includes optional contributions account balance of $85,773, as of December 31, 2014, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(7)
Effective July 1, 2012, member elected to join the new DB Plan option, with past service credited to December 1, 2009. Past service credit was offset by a return of employer contributions to the DC Plan.
(8)
Includes 16.50 additional years of past service granted under an individual agreement on hire, to recognize service with a prior employer.
(9)
Annual benefit payable reduced by $58,479 to reflect annual benefit payable from a prior employer.
(10)
Annual benefit payable reduced by $83,100 to reflect annual benefit payable from a prior employer.
(11)
Mr. Pease joined the DB Plan effective July 1, 2014.

Defined Contribution Pension Table

The NEOs reflected in this table elected to join the DB Plan option in 2012. Accordingly, Cenovus no longer makes contributions to the DC Plan on behalf of these individuals.

The following table outlines the change in value of DC Plan holdings in 2014.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End(1) ($)

Ivor M. Ruste(2)	205,328	0	232,212
Harbir S. Chhina(2)	422,153	0	454,664

Notes:

(1)
Includes investment earnings during 2014.
(2)
Effective July 1, 2012, member elected to join the new DB Plan option with past service credited to December 1, 2009 and is accruing benefits under the DB Plan.

 Employment, Severance and Change in Control Arrangements

In December 2009, we entered into change in control agreements with each of our executive officers, with the exception of Mr. Pease with whom we entered into a change in control agreement effective June 2, 2014. In addition, our executive officers receive the same treatment as other employees on a change in control in respect of PSUs and Cenovus Options as outlined in the applicable grant agreements. Cenovus has not entered into any other employment or severance arrangements with our executive officers.

Change in Control Agreements

The change in control agreements that have been entered into with our executive officers provide for a "double trigger" for payment of severance benefits. First, a change in control as defined in the agreement must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination by the executive officer for certain specified reasons such as a material reduction in responsibilities or in salary and benefits.

The terms of the change in control agreements provide for the following severance benefits should both aspects of the double trigger be activated (change in control and termination of employment):

•
A lump sum severance payment representing the amount of salary and bonus, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs. The bonus is determined based upon the average of the bonus payments paid to the executive officer over the preceding five-year period.

•
Medical, dental and insurance benefits continue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

•
Long-term incentives (Cenovus Options and PSUs) vest in accordance with the terms of the grant agreement applicable to each type of long-term incentive, on a change in control. Therefore, all Cenovus Options would immediately vest and be available for exercise, for a period of 36 months (or expiry, if earlier) for our President & Chief Executive Officer and for a period of 24 months (or expiry, if earlier) for our other NEOs. One times the number of PSUs granted would vest immediately and be paid out.

•
Pension benefits continue to accrue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

Long-Term Incentive Grant Agreements

Under the terms of the grant agreements applicable to each type of long-term incentive, on a change in control, for all optionholders (including our executive officers) Cenovus Options will immediately vest and PSUs will become eligible and immediately vest based on a 2.0 LTI recycle ratio, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest.

 Change in Control Table

The following table outlines the amounts that would be payable to our NEOs if a change in control occurred on December 31, 2014 and, in the case of the change in control agreements, employment terminated as a result of the change in control on December 31, 2014.

	Long-Term Incentive Grant Agreements	Change in Control Agreements
Name	Value of Exercisable Vested Long-Term Incentives(1) ($)	Cash Severance ($)	Annual Incentive Plan(2) ($)	Value of Exercisable Vested Long-Term Incentives(1) ($)	Pension Benefits ($)	Other Compensation and Benefits(3) ($)	Total ($)

Brian C. Ferguson	7,143,228	4,050,000	5,283,375	7,143,228	4,718,101(4)	399,393	21,594,097
Ivor M. Ruste	2,676,394	1,180,000	1,025,560	2,676,394	977,714(5)	190,262	6,049,930
John K. Brannan	4,326,873	1,520,000	1,628,864	4,326,873	1,156,112(5)	210,390	8,842,239
Harbir S. Chhina	3,461,795	1,300,000	952,094	3,461,795	470,372(5)	193,114	6,377,375
Robert W. Pease	687,172	1,200,000	686,268(6)	687,172	324,520(7)	188,114(8)	3,086,074

Notes:

(1)
The value of exercisable vested long-term incentives is calculated by multiplying the number of options that would vest on a change in control by the difference between the grant price and $23.97, the closing price of a Common Share on the TSX on December 31, 2014, and then adding the number of PSUs that would vest on a change in control multiplied by $23.97, the closing price of a Common Share on the TSX on December 31, 2014.
(2)
The Annual Incentive Plan amount is calculated based upon the average of the annual performance bonus awards paid to our NEOs over the preceding five-year period. The average is then applied to a period of 36 months for our President & Chief Executive Officer and to a period of 24 months for our other NEOs, with the exception of Mr. Pease (see note (6) below).
(3)
The value of Other Compensation and Benefits is the amount in the column titled "Other Compensation" in the Summary Compensation table multiplied by three for our President & Chief Executive Officer and by two for our other NEOs representing a period of 36 months or 24 months, respectively, with the exception of Mr. Pease (see note (8) below).
(4)
In the event of a change in control and termination of employment on December 31, 2014, Mr. Ferguson would have been credited with additional pensionable service of 36 months. The calculation of Mr. Ferguson's five-year final average pensionable earnings is based on his annual base salary plus annual performance bonus (capped at 67 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2017. This incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Ferguson's accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2014. The discount rates used are 2.5 percent for ten years and 3.8 percent thereafter.
(5)
In the event of a change in control and termination of employment on December 31, 2014, Mr. Brannan, Mr. Chhina and Mr. Ruste would have been credited with additional pensionable service of 24 months. The calculation of five-year final average pensionable earnings is based on respective annual base salary plus annual performance bonus (capped at 40 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the respective age attained at December 31, 2016. The incremental lump sum pension value is equal to the difference between the actuarial present values of the accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2014. The discount rates used are 2.5 percent for ten years and 3.8 percent thereafter.
(6)
Represents the annual incentive plan payment earned in 2014 applied to a period of 24 months.
(7)
In the event of a change in control and termination of employment on December 31, 2014, Mr. Pease would have been credited with additional pensionable service of 24 months. The calculation of the final average pensionable earnings is based on Mr. Pease's annual base salary plus annual performance bonus (capped at 40 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2016. The incremental lump sum pension value is equal to the difference between the actuarial present values of the accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2014. The discount rates used are 2.5 percent for ten years and 3.8 percent thereafter.
(8)
Mr. Pease's calculation represents the amount in the column titled "Other Compensation" in the Summary Compensation Table, less amounts paid as a one-time signing bonus and relocation program costs.

 ADDITIONAL COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

The ESOP is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2014, there were an aggregate of 44,411,483 Cenovus Options outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Option plans approved by securityholders	44,411,483	32.12	12,991,296
Option plans not approved by securityholders	–	–	–

Total	44,411,483	32.12	12,991,296

As of March 6, 2015, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus's savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 68.6 million Common Shares, representing approximately 8.32 percent of outstanding Common Shares. In addition, directors, executive officers and employees held 1,358,292 DSUs, 3,885,738 PSUs and 2,394,776 RSUs.

Eligibility  Approved by shareholders in 2009, our ESOP was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the ESOP.

Shares Reserved for Issuance  A maximum of 64 million Common Shares have been reserved for issuance under the ESOP, representing approximately 8.45 percent of the total number of outstanding Common Shares as at December 31, 2014. There were 44,411,483 options outstanding under the ESOP and 12,991,296 options available for grant, representing approximately 5.87 percent and 1.72 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2014. During the year ended December 31, 2014, an aggregate of 16,307,489 Cenovus Options were granted representing approximately 2.15 percent of the total number of outstanding Common Shares as at December 31, 2014. Common Shares reserved for previously granted options that expire or terminate without having been fully exercised may be reserved for a subsequent option.

Insiders  The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration  The HRC Committee is the administrator of the ESOP, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach TSARs or net settlement rights to Cenovus Options. Subject to regulatory requirements, the terms, conditions and limitations of Cenovus Options granted under the ESOP will be determined by the HRC Committee and set out in an option agreement.

Exercise Price  The exercise price of a Cenovus Option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Cenovus Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting  The HRC Committee has the right to determine at the time of grant whether a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Cenovus Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Expiry  Each Cenovus Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Cenovus Option was granted as the HRC Committee may determine. Prior to a Board approved amendment to the ESOP effective February 10, 2010, Cenovus Options could be granted for a period not exceeding five years from the date of grant. Shareholder approval was not sought for this amendment because it was approved by the Board in accordance with the specific amendments provision of the ESOP.

TSARs  Cenovus Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Cenovus Options to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Cenovus Options, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying Common Shares are forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Cenovus Option grants.

Net Settlement Rights  Net settlement rights entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Cenovus Options and contemporaneous exercise of the associated net settlement rights, less the grant price of the Cenovus Option then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

Adjustments  Adjustments will be made to the exercise price of a Cenovus Option, the number of Common Shares delivered to an optionholder upon exercise of a Cenovus Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Cenovus Options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Non-Assignable and No Rights as a Shareholder  A Cenovus Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Cenovus Option or otherwise through the holding of Common Shares. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period  If the exercise period of a Cenovus Option expires during, or within ten business days following, a period when option exercising is prohibited by Cenovus (the "Blackout Period"), then the exercise period of such Cenovus Option will be extended to the date which is ten business days after the last day of the Blackout Period (the "Blackout Extension Period"), after which time such Cenovus Option shall expire and terminate.

Amendments – Board Approval  The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the ESOP in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Cenovus Option previously granted. Any amendment to be made to the ESOP is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the ESOP or a specific Cenovus Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

  (i)
  extending or, in the event of a change in control, retirement, death or disability, accelerating the terms of vesting applicable to any Cenovus Option or group of Cenovus Options;

  (ii)
  altering the terms and conditions of vesting applicable to any Cenovus Option or group of Cenovus Options;

  (iii)
  changing the termination provisions of the ESOP or any Cenovus Option, provided that the change does not provide for an extension beyond the original expiry date of such option;

  (iv)
  accelerating the expiry date in respect of a Cenovus Option;

  (v)
  determining the adjustment provisions pursuant to the ESOP. See Adjustments above;

  (vi)
  amending the definitions contained within the ESOP and other amendments of a "housekeeping" nature; and

  (vii)
  amending or modifying the mechanics of exercise of a Cenovus Option or TSAR.

Amendments – Shareholder Approval  Approval by shareholders of Cenovus will be required for amendments that relate to:

  (i)
  accelerating the terms of vesting applicable to any Cenovus Option or group of Cenovus Options other than in the event of a change in control, retirement, death or disability;

  (ii)
  any increase in the number of Common Shares reserved for issuance under the ESOP;

  (iii)
  any reduction in the grant price or cancellation and reissue of Cenovus Options;

  (iv)
  any extension of the term of a Cenovus Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

  (v)
  any increase to the length of the Blackout Extension Period;

  (vi)
  the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

  (vii)
  any allowance for the transferability or assignability of Cenovus Options other than for estate settlement purposes;

  (viii)
  amendments to the specific amendment provision of the ESOP; and

  (ix)
  amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board recognizes that corporate governance is fundamental to generating long term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed leading and reliable systems to ensure the interests of Cenovus shareholders are well protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators ("CSA") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange ("NYSE") are generally not applicable to non-U.S. companies, however we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This Statement of Corporate Governance Practices has been approved by the Board, on the recommendation of the Nominating and Corporate Governance Committee ("NCG Committee"), and is based on CSA National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees ("NI 52-110").

Board of Directors

Independence  Our Board is currently composed of nine directors, eight of whom are independent. Mr. Ferguson, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of our management. Additional information on each Cenovus director can be found under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular. Each committee of the Board, the Audit Committee, the HRC Committee, the NCG Committee, the Reserves Committee and the Safety, Environment and Responsibility Committee ("SER Committee"), is composed of independent directors.

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation which could be reasonably expected to interfere with the exercise of the director's independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation including business, family and other relationships, as well as director tenure.

In-Camera Sessions  At all six of the Board meetings held in 2014, our independent directors held an in-camera session, without non-independent directors and management members in attendance, to facilitate open and candid discussion among independent directors.

Other Directorships and Interlocks  Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that directors may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the director to effectively serve on our Audit Committee. Other public company board memberships held by our directors are described under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular. The NCG Committee considers it to be good governance to avoid interlocking relationships, if possible. None of our directors serve together on other boards.

Board Diversity Policy  In February 2015, the Board, with the objective of improving its effectiveness, approved the adoption of the Board Diversity Policy. The Board Diversity Policy recognizes the contribution diversity, including gender, makes to prudent decision-making and strategic thinking and includes a commitment to identify and nominate candidates for director who are highly qualified based on their skills, expertise and industry experience and to consider diversity criteria, including gender, ethnicity, age and other distinctions between directors, when determining the optimum composition and evaluating the effectiveness of the Board. The Board Diversity Policy commits the Board to periodically, but at least once every five years, consider the need for a renewal program intended to achieve what the Board believes to be a then desirable distribution of skills, age, gender and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the NCG Committee believes that such changes can be made over reasonable and appropriate periods of time.

For more information on our Board Diversity Policy, including the measures taken to implement it, see Nominating and Corporate Governance Committee within this Statement of Corporate Governance Practices. The Board Diversity Policy is available on our website at cenovus.com.

Board Renewal  Annually, the NCG Committee conducts a performance evaluation of the effectiveness of the Board, Board committees and individual directors. As part of such evaluation, the NCG Committee evaluates the need for changes to Board and committee composition based on an analysis of the skills, expertise and industry experience necessary for the Corporation. In 2014, the NCG Committee embarked upon an active program to consider potential director candidates to further progress Board renewal at Cenovus. The NCG Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The NCG Committee and the Board also recognize that a director's experience and knowledge of Cenovus's business is a valuable asset. Accordingly, the Board believes that Cenovus and its shareholders are better served with the regular assessment of the effectiveness of the Board, Board committees and individual directors together with periodic Board renewal, rather than on arbitrary age and tenure limits. Accordingly, the Board has not adopted a formal term limit for directors.

Majority Voting  Our Majority Voting Policy, which was initially adopted by the Board in 2009, provides, in an uncontested election of directors, if any nominee does not receive a greater number of votes "for" than votes "withheld" from his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. The Policy requires such a director to tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee will expeditiously consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of exceptional circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board will make its decision to accept or reject the resignation within 90 days after the date of the relevant shareholder meeting. Cenovus will promptly issue a news release regarding the Board's decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision. The Board may fill the vacancy in accordance with the Cenovus by-laws and applicable corporate laws. Shareholders should note that, as a result of the Majority Voting Policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election. The Policy on Directors' Voting Procedures (or "Majority Voting Policy") is available on our website at cenovus.com.

Our Shareholder Advisory Vote on Executive Compensation Policy provides an overview of our commitment to compensation disclosure and information about our annual shareholder advisory vote on executive compensation. The purpose of the Say on Pay Policy is to provide Board accountability to the shareholders of Cenovus for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves. Additional information may be found in the Business of the Meeting – Shareholder Advisory Vote on Execution Compensation section of this circular. The Say on Pay Policy is available on our website at cenovus.com.

Shareholder Communication and Engagement  Our Board has a Board Shareholder Communication & Engagement Policy (the "Engagement Policy"). The purpose of the Engagement Policy is to further the Board's commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board's undertakings in regards to communicating with shareholders and its approach to shareholder engagement and provides information on how interested shareholders can contact our Board. The Engagement Policy and the contact information of our investor relations group are available on our website at cenovus.com.

Board of Directors' Mandate

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board of Directors' Mandate (the "Board Mandate") sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below. The Board Mandate is set out as Appendix D to this circular and is available on our website at cenovus.com.

The Chair of our Board is required to ensure that our Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Supervision of Management  Our Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee provides recommendations to our Board on succession planning, on senior management development and on the performance of management. Annually, the HRC Committee measures management's performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports management's commitment to training and developing all employees.

Consideration Given to the Representation of Women in Executive Officer Appointments  One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity, including gender, and is committed to identifying and appointing executive officers who are highly qualified based on their skills, expertise and industry experience and to considering diversity criteria, including gender, ethnicity, age and other distinctions, when appointing executive officers.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions  Cenovus is committed to gender diversity on its Board and in executive officer positions, and its obligations under its Board Diversity Policy. While diversity, including gender diversity, is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available, which may mean adding male or female candidates, and as a result cannot commit to selecting a candidate whose gender is a decisive factor above all other considerations. Accordingly, the Board has not adopted a formal target to be achieved by a specified date for the gender composition of the Board or executive officers. However, the Board Diversity Policy includes an aspirational target to have at least one-third of independent members of the Board be women by 2020 and commits the Board to periodically, but at least once every five years, consider the need for a renewal program intended to achieve what the Board believes to be a then desirable distribution of skills, age, gender and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition.

Gender Diversity on the Board and in Executive Officer Positions  As at December 31, 2014, one of nine (11 percent) of the Board members and two of twenty (10 percent) of the executive officers (as defined in NI 58-101) of Cenovus, including all major subsidiaries, are women.

Strategic Plan  Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. Our Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management is required to seek our Board's approval for any transaction that would have a significant impact on our strategic plan.

Our Board also conducts a separate annual "Blue Sky" strategy session with management. At such session, the Board discusses with management high level matters with a longer term perspective which may affect our business. The session assists management in its preparations for the development of the annual strategic plan.

Risk Management  Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Our Board is responsible for ensuring an adequate system of internal control exists to identify our principal risks, including operational risks, and to monitor the process to manage such risks. In accordance with this responsibility, our Board approved our enterprise risk management program, which established a systematic process for identifying, measuring, prioritizing and managing risk across Cenovus. All risks are assessed for their potential impact on the achievement of Cenovus's strategic objectives as well as their likelihood of occurring. Risks are analyzed through the use of a risk matrix and other standardized assessment tools. The Board oversees the implementation of the enterprise risk management program by management and provides oversight for risk management activities.

The Audit Committee reviews our risk management framework and management's identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with internal and external auditors.

Communications  Our Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. Our news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at www.sedar.com and that maintained by the SEC known as EDGAR at www.sec.gov. These documents and other information are also available on our website at cenovus.com

Our Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

  (a)
  shareholders may send comments via email to investor.relations@cenovus.com;

  (b)
  a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5; and

  (c)
  our transfer agent and registrar, Computershare Investor Services Inc., has a website www.computershare.com/Cenovus and a toll-free number (1-866-332-8898) to assist shareholders.

Expectations of Directors  The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a Code of Business Conduct and Ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. For more information on our Code of Business Conduct and Ethics, see Ethical Business Conduct – Code of Business Conduct & Ethics in this Statement of Corporate Governance Practices. The Board does not have a retirement policy for its directors.

Corporate Governance  Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure our Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to management's authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

Nominating and Corporate Governance Committee

The NCG Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

The NCG Committee's primary duties and responsibilities are to identify individuals qualified to become Board members, recommend to the Board proposed nominees for election to the Board at the next annual meeting of shareholders and develop and recommend to the Board corporate governance principles applicable to Cenovus.

Director Identification Process  One of the NCG Committee's most important responsibilities is to identify, evaluate and recommend candidates for the Board. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

The Board believes that its membership should be composed of highly qualified directors who demonstrate integrity and suitability for overseeing Cenovus management. Accordingly, all Board appointments are made on merit, in the context of the skills, expertise, experience and independence which the Board as a whole requires to be effective. Cenovus recognizes and embraces the benefits of having a diverse Board which includes and makes good use of differences in the skills, expertise and industry experience, gender, ethnicity, age and other distinctions between directors. Accordingly, consistent with the Board Diversity Policy, the NCG Committee considers these differences in determining the optimum composition of the Board and aims to balance them appropriately when possible.

To support these goals, as part of the annual performance evaluation of the effectiveness of the Board, Board committees and individual directors and when identifying suitable candidates for appointment to the Board, the NCG Committee reviews the skills matrix (see Skills Matrix below), which illustrates the skills, expertise and industry experience identified as being most important to Cenovus that are possessed by directors currently standing for election, as well as diversity criteria and other distinctions between such directors.

Skills Matrix  The succession planning process involves the use of a skills matrix, which helps the NCG Committee and the Board identify any gaps in the skills, expertise and industry experience identified as being most important to Cenovus following a review of recommended best practices, the Board Mandate, Board Diversity Policy, Cenovus's long-range plan and peer group disclosure. The skills matrix below lists the skills and experience of our nominees together with their residency, tenure and age range.

	Residency		Years on Board		Age Range			Skills and Experience
	Canada	United States	0 to 5	6 to 10	59 and under	60 to 69	70+	Senior Level Oil & Gas Industry Experience	Chief Executive Officer Experience	Strategic Planning & Execution	Operations & Resource Development	Refining	Marketing & Transportation	Financial, Accounting & Capital Markets	Risk Management	Human Resources, Compensation & Organizational Management	Government & Stakeholder Relations	Governance	Safety, Environment & Health

Cunningham		•	•				•	•	•	•		•	•	•	•	•	•	•	•

Daniel	•		•			•		•	•	•	•		•	•	•	•	•	•	•

Delaney	•		•				•	•	•	•	•	•	•	•		•	•	•

Ferguson	•		•		•			•	•	•	•	•	•	•	•	•	•	•	•

Grandin	•		•				•	•	•	•	•			•	•	•	•	•	•

Leer		•	•			•			•	•			•	•	•	•	•	•	•

Nielsen	•		•			•		•		•	•			•	•	•	•	•	•

Rampacek		•	•				•	•	•	•		•	•	•	•	•	•	•	•

Taylor	•		•			•			•	•				•	•	•		•

Thomson	•		•			•		•		•	•			•	•	•	•	•	•

The NCG Committee also considers, develops and recommends corporate governance issues or principles for review, discussion or action by the Board or a Board committee as appropriate. The NCG Committee reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board and is responsible for this Statement of Corporate Governance Practices. The NCG Committee also monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee oversees the evaluation and assessment of the effectiveness of our Board as a whole, the Board committees and the contribution of individual members, including the Board Chair. For more information on our board assessments and related processes, see Board Assessments within this Statement of Corporate Governance Practices.

The NCG Committee Mandate is available on our website at cenovus.com.

Audit Committee

The Audit Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to oversight.

The Audit Committee's primary duties and responsibilities are to oversee and monitor the effectiveness and integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance, oversee audits of our financial statements, review and evaluate our risk management framework and related processes including the supporting guidelines and practice documents, review and approve management's identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the qualifications, independence and performance of our external auditors and internal auditing group, provide an avenue of communication among the external auditors, management, the internal auditing group and the Board, and report to the Board regularly.

The Audit Committee Mandate requires all members to be financially literate, as defined in NI 52-110. In particular and in accordance with SEC requirements, at least one member ("audit committee financial expert") shall have demonstrated through relevant experience:

  •
  an understanding of accounting principles and financial statements;

  •
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  •
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

  •
  an understanding of internal controls and procedures for financial reporting; and

  •
  an understanding of audit committee functions.

Mr. Taylor has been determined by the Board to be an audit committee financial expert.

Audit Committee members are not permitted to simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

Audit Quality  The Audit Committee oversees and monitors the qualifications, independence and performance of our external auditors. In 2014 the Audit Committee conducted a comprehensive review of Cenovus's external auditor, PricewaterhouseCoopers LLP, to ensure audit quality as required by the Audit Committee's mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the period from inception of Cenovus Energy Inc. (December 1, 2009) to December 31, 2014 and focused on the following key factors affecting audit quality:

  •
  independence, objectivity and professional skepticism of the external auditor;

  •
  quality of the external auditor's engagement team; and

  •
  quality of the communications and interactions between the Audit Committee and the external auditor.

The comprehensive review was completed and reported on in early 2015 and the Audit Committee is satisfied with the audit quality provided by PricewaterhouseCoopers LLP.

In 2014 the Audit Committee also had oversight of the external audit partner rotation process. Effective upon the release of the consolidated financial statements of Cenovus for the year ended December 31, 2014 and the auditor's report thereon, the audit partner responsible for Cenovus's audit retired and a new audit partner with significant industry experience, was designated. In accordance with applicable requirements, the audit partner is rotated at least every five years.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2014, filed on SEDAR at www.sedar.com and available on our website at cenovus.com.

The Audit Committee Mandate is available on our website at cenovus.com.

Reserves Committee

The Reserves Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to overseeing the evaluation and disclosure of our oil and gas reserves and resources. One hundred percent of our reserves are evaluated annually by independent qualified reserves evaluators.

The Reserves Committee's primary duties and responsibilities are to review our procedures relating to the disclosure of information with respect to oil and gas activities (as defined in National Instrument 51-101 – Standards for Disclosure of Oil and Gas Activities), annually review the selection of the independent qualified reserves evaluators appointed to report to the Board on our oil and gas activities and annually review and approve the expected fees of the independent qualified reserves evaluators, review our annual reserves data prior to public disclosure, and review our annual resources data, other than its annual reserves data, prior to public disclosure.

The Reserves Committee Mandate is available on our website at cenovus.com.

Safety, Environment and Responsibility Committee

The SER Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to oversight and governance.

In fulfilling its mandate, the SER Committee's primary duties and responsibilities are to review, report and make recommendations to the Board with respect to our policies, standards and practices regarding corporate responsibility and our commitment to the integration into our affairs of the principles set forth in our Corporate Responsibility Policy, including safety, social, environmental, ethical and economic considerations.

The SER Committee Mandate and our Corporate Responsibility Policy are available on our website at cenovus.com.

Human Resources and Compensation Committee

The HRC Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to compensation of employees and directors, human resources matters, pension matters and overseeing the investment management of our savings and investment plans.

The HRC Committee's primary duties and responsibilities are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources matters in support of the achievement of our business strategy and making recommendations to the Board as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer's performance against those goals and objectives and making recommendations to the Board with respect to the Chief Executive Officer's compensation. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of our savings and investment plans.

Succession Planning  The HRC Committee oversees succession planning for senior management at Cenovus. No less than annually, the HRC Committee, the Chief Executive Officer and the Executive Vice-President, Strategy & Organization Development, devote significant time to reviewing the performance of the senior leadership team and talent management activities, particularly succession plans and the internal talent pool, as well as planning for retirements and illness, disability and other unscheduled absences. This includes long-range planning for executive development and succession to ensure leadership sustainability and continuity.

The HRC Committee Mandate is available on our website at cenovus.com.

Position Descriptions

The Board has approved position descriptions for the President & Chief Executive Officer, the Board Chair and each Board committee Chair, which are each available on our website at cenovus.com.

The President & Chief Executive Officer's fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer's performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the CD&A section of this circular.

The fundamental responsibility of the Chair of the Board is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters.

The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

Board Assessments

We have established appropriate practices for the regular evaluation of the effectiveness of our Board, the Board committees and each director.

The NCG Committee is responsible for assessing the effectiveness of our Board and Board committees. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair of the NCG Committee in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions, as well as considering the strengths that each director's gender, ethnicity, age and other distinctions bring to the Board.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee's assessments.

Following the completion of the effectiveness questionnaire, skills and competencies questionnaire and self and peer evaluation forms by each director, Mr. Grandin met individually with each director for an in-depth review and discussion of the feedback that had been provided on the effectiveness of our Board, Board committees and each director. Mr. Delaney, as Vice-Chair of the NCG Committee, met with Mr. Grandin to also discuss the feedback on his effectiveness as Chair of the Board, Chair of the NCG Committee and as a director.

Orientation and Continuing Education of Directors

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation  We have a formal program for new directors regarding, among other things, the role of the Board, its committees and directors and the nature and operation of our business. It includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective executive and senior operating staff. As part of the formal orientation, new directors receive an information package containing our strategic planning materials, directors' information handbook, recently issued disclosure materials and independent third-party peer comparison information. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with the Chair of our Board, our President & Chief Executive Officer or any other director they may choose. Directors are also provided with opportunities throughout the year to meet with management for informal question and answer discussions.

Continuing Education  We provide continuing education opportunities for all directors so that individual directors can enhance their skills as directors and strengthen their understanding of our business environment. Opportunities during 2014 included the following:

  •
  In June, directors attended a presentation by Professor Richard Rumlet of the University of California, Los Angeles (UCLA) Anderson School of Management, entitled "The Perils of Bad Strategy". In attendance were Ms. Nielsen and Messrs. Cunningham, Daniel, Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In July, directors attended a Safety, Environment and Responsibility tour of our Christina Lake oil sands project; and a Technology workshop presented by Cenovus staff. In attendance were Ms. Nielsen and Messrs. Cunningham, Daniel, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In October, directors attended a Human Resources and Compensation workshop presented by Cenovus staff, entitled "Compensation Philosophy and Program Overview". In attendance were Ms. Nielsen and Messrs. Daniel, Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In October, directors attended a Safety, Environment and Responsibility workshop presented by Cenovus staff, entitled "Crude by Rail". In attendance were Ms. Nielsen and Messrs. Daniel, Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

 Ethical Business Conduct

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics  The Code of Business Conduct & Ethics applies to all directors, officers, employees, contractors and consultants. The Code of Business Conduct & Ethics makes specific reference to the protection and proper use of our assets, fair dealings with our stakeholders, detection and prevention of fraud and compliance with laws and regulations. All of our directors, officers, employees, contractors and consultants are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available on our website at cenovus.com.

Investigations Practice  We have an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline  We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest  In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to: confirm an individual director's potential conflict with the Chief Executive Officer; provide advice to the Chair for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Disclosure, Confidentiality and Employee Trading  We have a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

Key Governance Documents

Many policies and practices support our corporate framework. The following documents constitute key components of our corporate governance system and are available on our website at cenovus.com:

• Code of Business Conduct & Ethics
• Corporate Responsibility Policy
• Board of Directors' Mandate
• Board Diversity Policy
• Policy on Directors' Voting Procedures (or
  "Majority Voting Policy")
• Chair of the Board of Directors and Committee
  Chair General Guidelines
• President & Chief Executive Officer
General Guidelines	• Audit Committee Mandate
• Human Resources and Compensation
  Committee Mandate
• Nominating and Corporate Governance
  Committee Mandate
• Reserves Committee Mandate
• Safety, Environment and Responsibility
Committee Mandate

 ADDITIONAL INFORMATION

For those shareholders who cannot attend the meeting in person, we have made arrangements to provide an audio webcast of the meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website cenovus.com and will also be provided in a news release prior to the meeting. Our financial information is contained in our audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2014.

The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2016 is December 6, 2015. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

Additional information concerning Cenovus, including our audited consolidated financial statements and management's discussion and analysis thereon, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on our website at cenovus.com. Information on or connected to our website, even if referred to in this circular, does not constitute part of this circular. You may also send your request to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

If you have any questions about the information contained in this circular or require assistance in completing your proxy form, please contact our proxy solicitation agent, D.F. King Canada, at:

North American Toll Free Phone:

1-800-622-1642

Banks, Brokers and collect calls: 201-806-7301
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@dfking.com

The contents and the sending of this management proxy circular have been approved by the Board.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 6, 2015

 APPENDIX A

The full text of the Schedule of Share Capital of Cenovus Energy Inc. attached to the articles, containing the amendments authorized by the Preferred Share Resolution, is set forth below.

SCHEDULE OF SHARE CAPITAL
CENOVUS ENERGY INC.

The Corporation is authorized to issue Common Shares in an unlimited number and First Preferred Shares and Second Preferred Shares, in each case, in a number within the limitations on issue set out below.

1.
The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)
Payment of Dividends:    Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the "Board"), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)
Participation upon Liquidation, Dissolution or Winding Up:    In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)
Voting Rights:    Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

2.
The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:

(a)
Authority to Issue in One or More Series:    The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)
Voting Rights:    Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)
Limitation on Issue:    The Board may not issue any First Preferred Shares, if by so doing, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 percent of the aggregate number of Common Shares then issued and outstanding.

(d)
Ranking of First Preferred Shares:    The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)
Dividends Preferential:    Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred

A-1

    Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.

3.
The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:

(a)
Authority to Issue in One or More Series:    The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)
Voting Rights:    Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)
Limitation on Issue:    The Board may not issue any Second Preferred Shares if by so doing the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 percent of the aggregate number of Common Shares then issued and outstanding.

(d)
Ranking of Second Preferred Shares:    The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)
Dividends Preferential:    Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

A-2

 APPENDIX B

DISSENT RIGHT IN RESPECT OF THE PREFERRED SHARE RESOLUTION

Summary of the Dissenting Shareholder Provisions of the Canada Business Corporations Act

Registered Shareholders have the right to dissent from the Preferred Share Resolution pursuant to Section 190 of the Canada Business Corporations Act (the "Dissent Right"). Any Registered Shareholder who dissents from the Preferred Share Resolution in compliance with Section 190 of the Canada Business Corporations Act (a "Dissenting Shareholder"), will be entitled, when the amendment to the Corporation's articles contemplated by the Preferred Share Resolution become effective, to be paid the fair value of the Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Preferred Share Resolution is adopted. Shareholders are cautioned that fair value could be determined to be less than the trading price of the Common Shares on the Toronto Stock Exchange or the New York Stock Exchange as of the close of business on the day before the Preferred Share Resolution is adopted.

Section 190 of the Canada Business Corporations Act provides that a dissenting shareholder may only make a claim under that section with respect to all of the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Right in respect of Common Shares that are registered in that shareholder's name.

In many cases, shares beneficially owned by a Non-Registered (Beneficial) Shareholder are registered either:

  (a)
  in the name of an Intermediary that the Non-Registered (Beneficial) Shareholder deals with in respect of the Common Shares, such as, among others, brokers, investment dealers, banks, trust companies, trustees, nominees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or

  (b)
  in the name of a depository (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant.

Accordingly, a Non-Registered (Beneficial) Shareholder will not be entitled to exercise the Dissent Right directly (unless the Common Shares are re-registered in the Non-Registered (Beneficial) Shareholder's name). A Non-Registered (Beneficial) Shareholder who wishes to exercise the Dissent Right should immediately contact the Intermediary with whom the Non-Registered (Beneficial) Shareholder deals in respect of its Common Shares and either (i) instruct the Intermediary to exercise the Dissent Right on the Non-Registered (Beneficial) Shareholder's behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Non-Registered (Beneficial) Shareholder, in which case the Non-Registered (Beneficial) Shareholder would be able to exercise the Dissent Right directly.

The dissent procedures under Section 190 of the Canada Business Corporations Act (the "Dissent Procedures") require that a Registered Shareholder who wishes to dissent must send a written objection to the Preferred Share Resolution (the "Dissent Notice") to Cenovus at its registered office at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5 (Attention: Corporate Secretary) at or before the Annual and Special Meeting of Shareholders to be held on Wednesday, April 29, 2015 at 2:00 p.m. Calgary time (the "Meeting"), or the time fixed for any adjournment or postponement thereof. Failure to strictly comply with the Dissent Procedures will result in loss of the Dissent Right.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the Canada Business Corporations Act provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Preferred Share Resolution will no longer be considered a Dissenting Shareholder with respect to the Common Shares voted in favour of the Preferred Share Resolution. The Canada Business Corporations Act does not provide, and Cenovus will not assume, that a proxy form submitted instructing the proxyholder to vote against the Preferred Share Resolution, a vote against the Preferred Share Resolution at the Meeting or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Common Shares against the Preferred Share Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Preferred Share Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Preferred Share Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Preferred Share Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Right.

Cenovus is required within 10 days after the shareholders adopt the Preferred Share Resolution to send to each Dissenting Shareholder a notice that the Preferred Share Resolution has been adopted. Such notice is not required to be sent to any shareholder who voted in favour of the Preferred Share Resolution or who has withdrawn his, her or its Dissent Notice.

A Dissenting Shareholder who has not withdrawn his, her or its Dissent Notice prior to the Meeting must, within 20 days after receipt of notice that the Preferred Share Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Preferred Share Resolution has been adopted, send to Cenovus a written notice (the "Demand for Payment") containing: (i) the Dissenting Shareholder's name and address; (ii) the number of Common Shares in respect of which the Dissent Right has validly been exercised and not withdrawn by the Dissenting Shareholder (the "Dissent Shares"); and (iii) a demand for payment of the fair value of such shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to Cenovus or its transfer agent and registrar, Computershare Investor Services Inc., certificates representing Common Shares in respect of which the Dissenting Shareholder dissents. Cenovus or its transfer agent and registrar, Computershare Investor Services Inc., will endorse on share certificates received from the Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to send certificates representing Dissent Shares in the time required, has no right to make a claim under Section 190 of the Canada Business Corporations Act.

On sending a Demand for Payment, the Dissenting Shareholder ceases to have any rights as a shareholder in respect of its Dissent Shares other than the right to be paid the fair value of the Dissent Shares as determined under Section 190 of the Canada Business Corporations Act, unless:

  (i)
  the Dissenting Shareholder withdraws its Demand for Payment before an Offer to Pay (as defined below) is made;

  (ii)
  Cenovus fails make an Offer to Pay made in accordance with subsection 190(12) of the Canada Business Corporations Act and the Dissenting Shareholder withdraws the Demand for Payment; or

  (iii)
  the Board revokes a resolution to amend the articles under subsection 173(2) or 174(5) of the Canada Business Corporations Act,

in which case the Dissenting Shareholder's rights as a shareholder will be reinstated.

Cenovus is required, not later than seven days after the later of the day on which the amendments to the Corporation's articles contemplated by the Preferred Share Resolution became effective and the day on which Cenovus received a Demand for Payment from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment a written offer to pay for the Dissenting Shareholder's Dissent Shares an amount considered by the Board to be the fair value, accompanied by a statement showing how the fair value was determined (an "Offer to Pay"). Every Offer to Pay must be on the same terms. Cenovus must pay for the Dissent Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Cenovus does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Cenovus fails to make an Offer to Pay for a Dissenting Shareholder's Dissent Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Cenovus may, within 50 days after the amendment to the Corporation's articles contemplated by the Preferred Share Resolution became effective or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Shareholders. If Cenovus fails to so apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by Cenovus or a Dissenting Shareholder must be made to a court in Alberta or a court having jurisdiction in the place where the Dissenting Shareholder resides if Cenovus carries on business in that province.

Before making any such application to a court itself or after receiving a notice that a Dissenting Shareholder has made an application to a court, Cenovus will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder's right to appear and be heard in person or by counsel. On an application to a court, all Dissenting Shareholders whose Common Shares have not been purchased by Cenovus will be joined as parties and be bound by the decision of the court. On any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the court will then fix a fair value for the Dissent Shares of all Dissenting Shareholders. Any resulting order of a court will be rendered against Cenovus in favour of each Dissenting Shareholder and for the amount of the fair value of its Dissent Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date the amendment to the Corporation's articles contemplated by the Preferred Share Resolution became effective until the date of payment.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provision of the Canada Business Corporations Act will be more than or equal to the trading price of the Common Shares on the Toronto

Stock Exchange or the New York Stock Exchange as of the close of business on the date before the amendment to the Corporation's articles contemplated by the Preferred Share Resolution became effective.

The foregoing is only a summary of the dissenting shareholder provisions of the Canada Business Corporations Act, which are technical and complex. A copy of Section 190 of the Canada Business Corporations Act is set forth below under the heading "Section 190 of the Canada Business Corporations Act". It is recommended that any Registered Shareholder wishing to avail themself of the Dissent Right seek legal advice, as failure to strictly comply with the Dissent Procedures may prejudice their Dissent Rights.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date of this circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (together with the regulations thereto, the "Tax Act") to a Dissenting Shareholder who at all relevant times, for purposes of the Tax Act, validly exercises the Dissent Right under the Canada Business Corporations Act, deals at arm's length with and is not affiliated with Cenovus and holds their Common Shares as capital property. Generally, the Common Shares will be considered capital property of a person for purposes of the Tax Act provided the person does not hold those Common Shares in the course of carrying on a business and has not acquired such Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Dissenting Shareholder: (i) who is a "financial institution" for the purposes of the "mark to market property" rules contained in the Tax Act; (ii) who is a "specified financial institution" or "restricted financial institution"; (iii) an interest in whom is, or whose Common Shares are, a "tax shelter investment"; (iv) who is a partnership; (v) who is exempt from tax under Part I of the Tax Act; (vi) whose "functional currency" for purposes of the Tax Act is the currency of a country other than Canada, each as defined in the Tax Act; or (vii) who has entered or will enter into a "synthetic disposition arrangement" or "derivative forward agreement" with respect to the Common Shares. Additional income tax considerations may be relevant for Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the Dissent Right. All such shareholders should consult their own tax advisors.

This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) ("Proposed Amendments") and Cenovus's counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in administrative or assessing practices or policies, whether by way of legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature only and neither is intended to be, nor should be construed to be, legal, tax or business advice to any particular shareholder. Consequently, any shareholder who is considering exercising their Dissent Right should consult their own advisors regarding the tax consequences applicable to them in their particular circumstances. Shareholders who are resident in, or who otherwise are subject to tax in, jurisdictions other than Canada should consult their own advisors with respect to the tax implications applicable to them, including any filing requirements, in such jurisdictions.

Dissenting Resident Holders

The following summary applies to a Dissenting Shareholder who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a "Dissenting Resident Holder").

A Dissenting Resident Holder will be deemed to receive a taxable dividend equal to the amount, if any, by which the amount received (other than in respect of interest awarded by a court, if any) exceeds the paid-up capital in respect of the Dissenting Resident Holder's Common Shares (as determined under the Tax Act). Any such dividend will not be an eligible dividend for the purposes of the enhanced gross-up and dividend tax credit rules, because it will not be designated as such by Cenovus.

A Dissenting Resident Holder who is an individual will be required to include in income any deemed dividend and will be subject to the gross-up and dividend tax credit rules in the Tax Act applicable to taxable dividends received from taxable Canadian corporations. A Dissenting Resident Holder that is a corporation will be required to include in income any deemed dividend, but generally will be entitled to deduct an equivalent amount in computing its taxable income. However, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend under subsection 55(2) of the Tax Act. Dissenting Resident Holders that are corporations should consult their own tax advisors in this regard. A Dissenting Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 33 1/3 percent on any dividends that it receives or is deemed to receive to the extent that such dividends are deductible in computing the Dissenting Resident Holder's taxable income for the year.

In addition, a Dissenting Resident Holder will be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (less an amount in respect of interest awarded by a court, if any, and the amount of any deemed dividend as described above). Such Dissenting Resident Holder will realize a capital gain (or sustain a capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the aggregate of the Dissenting Resident Holder's adjusted cost base of the Common Shares immediately before the disposition and any reasonable costs of disposition.

Generally, a Dissenting Resident Holder will be required to include in income one-half of the amount of any capital gain (a "taxable capital gain") and will be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year by such Dissenting Resident Holder. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act. If the Dissenting Resident Holder is a corporation, any capital loss otherwise arising on the disposition of a Common Share may, in certain circumstances, be reduced by the amount of any dividends (including deemed dividends) previously received or deemed to have been received on such Common Share or any share which was converted into such Common Share. Similar rules may apply where a corporation is, directly or through a partnership or a trust, a member of a partnership or a beneficiary of a trust that owns Common Shares. Dissenting Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Dissenting Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3 percent on certain investment income including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax. Dissenting Resident Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Any interest awarded by a court to a Dissenting Resident Holder will be included in such Dissenting Resident Holder's income for the purposes of the Tax Act.

Dissenting Non-Resident Holders

The following summary applies to a Dissenting Shareholder who, for the purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada (a "Dissenting Non-Resident Holder").

A Dissenting Non-Resident Holder will be deemed to receive a dividend equal to the amount, if any, by which the amount received (other than in respect of interest awarded by a court, if any) exceeds the paid-up capital in respect of the Dissenting Non-Resident Holder's Common Shares (as determined under the Tax Act). The amount of the dividend will be subject to Canadian withholding tax at the rate of 25 percent of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Dissenting Non-Resident Holder's country of residence.

In addition, a Dissenting Non-Resident Holder will be considered to have disposed of its Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (less an amount in respect of interest awarded by a court, if any, and the amount of any deemed dividend as described above). Such a Dissenting Non-Resident Holder will be subject to tax under the Tax Act on any gain only if such Common Shares constitute "taxable Canadian property" (as defined in the Tax Act), unless relief is provided under the provisions of an applicable income tax treaty or convention between Canada and the Dissenting Non-Resident Holder's country of residence. The taxation of capital gains and losses realized by a Dissenting Non-Resident Holder is generally as described above under the heading "Dissenting Resident Holders".

Provided that the Common Shares are listed on a designated stock exchange (as defined in the Tax Act, which includes the Toronto Stock Exchange) at the time of disposition, the Common Shares will generally not constitute "taxable Canadian property" to a Dissenting Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of the Common Shares, (i) the Dissenting Non-Resident Holder, persons not dealing at arm's length with such Dissenting Non-Resident Holder, or the Dissenting Non-Resident Holder together with all such persons, owned 25 percent or more of the issued shares of any class or series of the capital stock of Cenovus; and (ii) more than 50 percent of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" and options in respect of, interests in, or civil law rights in, property in any of the foregoing whether or not the property exists. Cenovus anticipates that the second requirement will be satisfied.

Any interest paid or deemed to be paid to a Dissenting Non-Resident Holder in respect of its Common Shares, including interest awarded by a court, will not be subject to Canadian withholding tax, provided such interest is not "participating debt interest" (as defined in the Tax Act).

Section 190 of the Canada Business Corporations Act

190.(1) Right to Dissent – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going-private transaction or a squeeze-out transaction.

(2)
Further right – A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)
If one class of shares – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)
Payment for shares – In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)
No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)
Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)
Notice of Resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)
Demand for payment – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)
the shareholder's name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

(8)
Share Certificate – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)
Forfeiture – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)
Endorsing certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)
Suspension of rights – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)
the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

  (c)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12)
Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)
a written offer to pay for their shares in an amount considered by the directors of the to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)
Same terms – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)
Payment – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)
Corporation may apply to court – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)
Shareholder application to court – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)
Venue – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)
No security for costs – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)
Parties – On an application to a court under subsection (15) or (16),

(a)
all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)
the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)
Powers of court – On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)
Appraisers – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)
Final order – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23)
Interest – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)
Notice that subsection (26) applies – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)
Effect where subsection (26) applies – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)
withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)
Limitation – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)
the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

 APPENDIX C

AMENDMENTS TO BY-LAW NO. 1

Pursuant to the Canada Business Corporations Act, the Board adopted amendments to the Corporation's By-Law No. 1, effective December 10, 2014. The amendments consist of new Section 5.03, which establishes a framework for advance notice of nominations of directors by shareholders, and certain housekeeping changes to other sections. The full text of new Section 5.03 and the sections amended by the housekeeping changes is set forth below.

5.03    Advance Notice of Nomination of Directors

Subject only to the Act and the Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which such special meeting was called was the election of directors: (a) by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or (c) by any person (a "Nominating Shareholder") who: (i) at the close of business on the date of the giving of the notice provided for below in this Section 5.03 and on the record date for the notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides reasonable evidence of such beneficial ownership to the Secretary of the Corporation; and (ii) complies with the notice procedures set forth below in this Section 5.03:

  (a)
  In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such Nominating Shareholder must have given notice thereof in written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with this Section 5.03.

  (b)
  A Nominating Shareholder's notice to the Secretary of the Corporation must be given: (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

  (c)
  A Nominating Shareholder's notice to the Secretary of the Corporation must set forth: (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"): (A) the name, age, business address and residence address of the Proposed Nominee; (B) the principal occupation, business or employment of the Proposed Nominee for the most recent five years, and the name and principal business of any company in which any such employment is carried on; (C) whether the Proposed Nominee is a resident Canadian within the meaning of the Act; (D) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) a description of any arrangement or understanding (financial, compensation, indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any affiliates or associates of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee's nomination and election as a director; and (F) any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws; and (ii) as to the Nominating Shareholder giving the notice: (A) the name and business address of the Nominating Shareholder; (B) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (C) full particulars regarding any proxy, contract, arrangement or understanding pursuant to which the

    Nominating Shareholder, or any of its affiliates or associates, has any interests, rights or obligations to vote any securities of the Corporation or nominate directors to the Board; and (D) any other information relating to the Nominating Shareholder that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws. References to "Nominating Shareholder" in this Section 5.03(c) shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

  (d)
  A Nominating Shareholder's notice to the Secretary of the Corporation must be accompanied by a duly signed written consent of each Proposed Nominee to being named as a nominee and to serve as a director, if elected.

  (e)
  In addition, a Nominating Shareholder's notice to the Secretary of the Corporation shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date of the meeting.

  (f)
  Subject to applicable law, all information received by the Corporation pursuant to paragraphs 5.03(c) and (e) above respecting the Proposed Nominee and/or the Nominating Shareholder that the Corporation determines is responsive to such paragraphs and relevant to providing shareholders with sufficient information to make an informed voting decision on the Proposed Nominee will be made publicly available to shareholders, provided the Corporation may elect not to make such disclosure where the Proposed Nominee or Nominating Shareholder has otherwise publicly disclosed such information or the Nominating Shareholder has indicated to the Corporation that it intends to deliver a dissident's proxy circular to the shareholders of the Corporation in connection with such nomination that will provide shareholders with all required and relevant information respecting the Proposed Nominee. In submitting such information to the Corporation the Proposed Nominee and Nominating Shareholder shall have thereby consented to the disclosure contemplated hereby.

  (g)
  No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 5.03; provided, however, that nothing in this Section 5.03 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

  (h)
  For purposes of this Section 5.03: (a) "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and (b) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada.

  (i)
  Notwithstanding any other provision of the By-Laws, notice given to the Secretary of the Corporation pursuant to this Section 5.03 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for the purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

  (j)
  Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Section 5.03.

5.09    Voting

         (1)   Subject to the Act, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. Upon a show of hands, at every meeting at which a person is entitled to vote, each shareholder present or deemed to be present, on his own behalf, and each proxyholder present or deemed to be present, shall (subject to the provisions, if any, of the Articles) have one vote for every share registered in the name of the shareholder present or represented by proxy. A declaration by the chairman of the meeting that the question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of such fact; and the results of the vote so taken and declared shall be the decision of the shareholders upon the said question.

         (2)   A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by a show of hands. The ballot shall be taken in such manner as the chairman of the meeting shall direct. Upon a ballot, at every meeting at which a person is entitled to vote, every shareholder present or deemed to be present, on his own behalf, and each proxyholder present or deemed to be present, shall (subject to the provisions, if any, of the Articles) have one vote for every share registered in the name of the shareholder present or represented by proxy; and the results of the ballot so taken and declared shall be the decision of the shareholders upon the said question.

10.02    Dividend Cheques

A dividend payable in cash shall be paid by cheque, or by electronic funds transfer, drawn either on the bankers of the Corporation or those of its dividend disbursing agent to the order of each registered holder of shares of the class or series in respect of which it has been declared and, in the case of a cheque, mailed by prepaid ordinary mail to such registered holder at his Recorded Address or to such other address as the holder directs and, in the case of electronic funds transfer, to the bank account designated by such registered holder unless such registered holder otherwise directs. In the case of joint holders the cheque or electronic funds transfer shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and, in the case of a cheque, mailed to them at their Recorded Address, or to the first address so appearing if there are more than one. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, or the electronic transfer of funds as aforesaid, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.03    Non-receipt of Cheques

In the event of non-receipt of any dividend cheque or electronic funds transfer by the person to whom it is sent as aforesaid, the Corporation or its dividend disbursing agent shall issue to such person a replacement cheque or electronic funds transfer for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe whether generally or in any particular case.

10.04    Unclaimed Dividends

No dividends shall bear interest as against the Corporation. Except as otherwise expressly provided in the Articles with respect to any class or series of shares, any dividend unclaimed for one year after having been declared payable may be invested or otherwise made use of by the directors for the benefit of the Corporation. Any dividend unclaimed after a period of three years less one day from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation, but the Board may nevertheless authorize the subsequent payment of any such dividend on such terms as to indemnity and evidence of title as the Board may from time to time prescribe, whether generally or in any particular case.

11.01    Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered, provided or served) pursuant to the Act, the Articles, the By-Laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's Recorded Address or if mailed to such person at his Recorded Address by prepaid ordinary or air mail or if sent to such person at his Recorded Address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document in accordance with the procedures set out in the Act, any exemption granted under the Act or any other method permitted by law. Subject to applicable law, a notice so delivered shall be deemed to have been given when it is delivered personally or to the Recorded Address aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered for dispatch; and a notice so provided in the form of an electronic document shall be deemed to have been given when transmitted. The Secretary may change or cause to be changed the Recorded Address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

 APPENDIX D

BOARD OF DIRECTORS' MANDATE

The fundamental responsibility of the Board of Directors (the "Board") of Cenovus Energy Inc. ("Cenovus" or the "Corporation") is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•
Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•
In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

•
Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•
Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•
Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•
Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•
Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•
Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities, and operate in a manner consistent with recognized standards.

•
Ensure that an adequate system of internal control exists.

•
Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

•
Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

•
Approve annual operating and capital budgets.

•
Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•
Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•
Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•
Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

D-1

 Board Process/Effectiveness

•
Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•
Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•
Approve the nomination of directors.

•
Provide a comprehensive orientation to each new director.

•
Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•
Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•
Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•
Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•
Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•
Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•
Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•
In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

D-2

 ADVISORIES

Oil and Gas Information

The reserves data contained in this circular has an effective date of December 31, 2014 and was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook and in compliance with National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities. For additional information regarding our reserves and other oil and gas information, please refer to our most recently filed Annual Information Form and Form 40-F for the year ended December 31, 2014 available on our website at cenovus.com.

Certain natural gas volumes have been converted to barrels of oil equivalent ("BOE") on the basis of one barrel ("bbl") to six thousand cubic feet ("Mcf"). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Non-GAAP Measures

This circular contains references to non-GAAP measures which may not be comparable to similar measures presented by other issuers: cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statements of Cash Flows in Cenovus's interim and annual consolidated financial statements; operating cash flow is defined as revenues less purchased product, transportation and blending, operating expenses and production and mineral taxes plus realized gains less realized losses on risk management activities, and excluding items within the Corporate and Eliminations segment; free cash flow is defined as cash flow less capital investment; operating earnings is defined as net earnings excluding after-tax gain (loss) on discontinuance, after-tax gain on bargain purchase, after-tax effect of unrealized risk management gains (losses) on derivative instruments, after-tax unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, after-tax foreign exchange gains (losses) on settlement of intercompany transactions, after-tax gains (losses) on divestiture of assets, deferred income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt, the effect of changes in statutory income tax rates, and the after-tax realized foreign exchange loss on the early receipt of the Partnership Contribution Receivable; debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the Corporation's overall debt position as measures of the Corporation's overall financial strength; debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable and Partnership Contribution Receivable; capitalization is defined as debt plus shareholders' equity; and adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income or loss, calculated on a trailing 12-month basis. Please refer to our Management's Discussion & Analysis for the year ended December 31, 2014, available on our website at cenovus.com, for a full discussion of the use and reconciliation of these financial measures.

500 Centre Street SE
P.O. Box 766
Calgary, AB T2P 0M5

Our Annual Report is
available on our website at
 cenovus.com

            242162  –  January 2015  –  © Cenovus Energy Inc. 2015

QuickLinks

  Exhibit 99.2
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.
INVITATION LETTER
TABLE OF CONTENTS
VOTING QUESTIONS & ANSWERS
BUSINESS OF THE MEETING
FINANCIAL STATEMENTS
ELECTION OF DIRECTORS
Nominees for Election
APPOINTMENT OF AUDITORS
RECONFIRMATION OF THE CENOVUS SHAREHOLDER RIGHTS PLAN
Background
Purpose of the Cenovus Shareholder Rights Plan
Summary of the Cenovus Shareholder Rights Plan
Proposed Reconfirmation of the Cenovus Shareholder Rights Plan Agreement
Proposed Resolution
AMENDMENT TO THE ARTICLES TO CHANGE THE PROVISIONS OF THE PREFERRED SHARES
Cenovus's Current Authorized Capital Structure
Nature of Proposed Amendment
Text of Amendment
Approval Requirements
Proposed Resolution
Dissent Rights
AMENDMENTS TO BY-LAW NO. 1
Background
Nature of Amendments
Text of Amendments
Approval Requirements
Proposed Resolution
SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION
Background
Proposed Resolution
DIRECTOR COMPENSATION
Director Compensation Philosophy
Compensation Structure
Deferred Share Units
Director Compensation Table
Share Ownership Guidelines
EXECUTIVE COMPENSATION
HUMAN RESOURCES AND COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS
2014 Results
Pay for Performance Compensation Decisions in 2014
What's new for 2015
Realizable Pay
The Future
COMPENSATION DISCUSSION AND ANALYSIS
OUR EXECUTIVE OFFICERS
OUR COMPENSATION PHILOSOPHY
Pay for Performance Alignment
COMPENSATION GOVERNANCE AT A GLANCE
Our HRC Committee
Executive Compensation Consultants
Risk and Governance
Compensation Risk Assessment
Share Ownership Guidelines
Policy Compliance
Say on Pay vote
Competitive Compensation Levels
Compensation Peer Group
Components of our Compensation Program
Base Salary
Annual Performance Bonus Program
Individual Award
Long-Term Incentive Program
Change for 2015 Grants – Relative TSR
Retirement and Pension Benefits
Other Compensation
2014 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
Base Salary
Annual Performance Bonus
Long-Term Incentives – Performance Share Units and Stock Options
2014 Cenovus Performance Summary Table and Company-wide Scorecard Results
Executive Performance Summaries
Performance Graph
Alignment of Performance and Executive Compensation
TABLES
Summary Compensation Table
Outstanding Option-Based and Share-Based Awards
Incentive Plan Awards – Value Vested or Earned During the Year
Defined Benefit Pension Table
Defined Contribution Pension Table
Employment, Severance and Change in Control Arrangements
Change in Control Table
ADDITIONAL COMPENSATION PLAN INFORMATION
EMPLOYEE STOCK OPTION PLAN
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Board of Directors' Mandate
Nominating and Corporate Governance Committee
Audit Committee
Reserves Committee
Safety, Environment and Responsibility Committee
Human Resources and Compensation Committee
Position Descriptions
Board Assessments
Orientation and Continuing Education of Directors
Ethical Business Conduct
Key Governance Documents
ADDITIONAL INFORMATION
APPENDIX A
SCHEDULE OF SHARE CAPITAL CENOVUS ENERGY INC.
APPENDIX B
DISSENT RIGHT IN RESPECT OF THE PREFERRED SHARE RESOLUTION
Summary of the Dissenting Shareholder Provisions of the Canada Business Corporations Act
Certain Canadian Federal Income Tax Considerations
Section 190 of the Canada Business Corporations Act
APPENDIX C
AMENDMENTS TO BY-LAW NO. 1
5.03 Advance Notice of Nomination of Directors
5.09 Voting
10.02 Dividend Cheques
10.03 Non-receipt of Cheques
10.04 Unclaimed Dividends
11.01 Method of Giving Notices
APPENDIX D
BOARD OF DIRECTORS' MANDATE
Executive Team Responsibility
Operational Effectiveness and Financial Reporting
Integrity/Corporate Conduct
Board Process/Effectiveness
ADVISORIES
Oil and Gas Information
Non-GAAP Measures